02055384

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin plc

*CURRENT ADDRESS 4 Grosvenor Place
London SW1X 7YL
United Kingdom

PROCESSED
NOV 04 2002
P
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 191

FISCAL YEAR 9/30/99

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 10/23/02

LONMIN

LONMIN Plc ◆ REPORT + ACCOUNTS ◆ 1999

Financial highlights



PBE – continuing operations
$million
154
190
98
99



EPS (pre-exceptionals) – continuing operations
cents
54.6
81.7
98
99



Operating profit – continuing operations
$million
195
218
98
99



Trading cash flow – continuing operations
$million
135
188
98
99



Net borrowings
$million
226
197
98
99

	1999	1998
EBITDA – continuing operations up 21%*	$313m	$259m
Operating profit – continuing operations up 12%	$218m	$195m
Profit before exceptional items – continuing operations up 23%	$190m	$154m
Earnings per share pre-exceptionals – continuing operations up 50%	81.7¢	54.6¢
Dividends per share	17.9p/29.1¢	17.2p/29.1¢
Trading cash flow per share – continuing operations up 56%	118.0¢	75.8¢
Equity interests	$733m	$641m
Gearing**	20%	26%

* EBITDA – earnings before interest tax and depreciation.

** Gearing is calculated on the equity and minority interests of the Group. The 1998 net borrowings and gearing figures assume the settlement of short-term payables and receivables in respect of businesses sold during 1998.

Contents

Chairman's statement



In my statement last year, I noted that Lonmin had made an excellent start as a focused mining group. I am pleased to be in a position to report a further year of solid progress on which the Chief Executive comments in detail in his review.

The "investment trust" discount on the true value of our assets, on which I commented last year, has been substantially reduced by a significant re-rating of our shares, slightly reduced towards and after the year-end largely because of the uncertainties surrounding Ashanti on which I comment below. Steps we have initiated to eliminate the remaining discount by further restructuring, depend on the agreement of third parties, including minority shareholders, regulators and Governments.

You will have seen extensive comment in the press concerning developments at Ashanti in which we are the largest shareholder, with a shareholding of approximately 32 per cent. In view of the importance to us of this investment and the confused reporting of what was and remains a fast-moving and dynamic situation I feel that shareholders deserve an account of what actually happened and what steps we took to protect their interests.

Towards the end of 1998 we began discussions with the Board of Ashanti about a merger of the two companies. These discussions were driven by strong commercial, financial and strategic logic for both companies. For Lonmin, a merger would have been a major step towards the elimination of our investment trust discount and would have resulted in a more balanced portfolio of gold and platinum group metal activities. The enlarged group would have had the critical mass to attract enhanced investor interest in an increasingly global and polarised market, thus driving down our cost of capital and enhancing our return on capital employed.

As a result of highly volatile conditions in the gold market largely as a result of official intervention, Ashanti found itself confronted by a major liquidity problem. Our response to this, at the request of the Board of Ashanti and their advisers and with the encouragement of their banking counterparties, was to accelerate negotiations and to put a merger proposal to the Board of Ashanti. This proposal included the immediate provision of a $100 million loan facility to enable Ashanti to address its liquidity problem and continue uninterrupted, the development of its major project at Geita in Tanzania. The offer placed a premium on Ashanti shares over their then value – the share price has since fallen further. Unfortunately, the Board of Ashanti did not feel able to recommend the proposal or to put it to its shareholders. The reason was made clear when we were informed by the Government of Ghana, the second largest shareholder in Ashanti with a shareholding of approximately 20 per cent, that the proposal would not meet with their approval. We therefore withdrew our proposal.

We are now focusing, at least in the short term, on supporting the Board of Ashanti in protecting the interests of all its shareholders. In due course we will have to address broader issues in relation to this large investment, the resolution of which is likely to have further implications for the strategy of the Group as a whole.

The divisional reports which follow that of the Chief Executive lay stress on the importance given at the operating level throughout the Group to environmental, safety and health matters. These issues receive continuous attention at Board level. A particular concern is the unacceptably high incidence in the mining industry in South Africa of AIDS and HIV related diseases. We believe we are in the forefront of the industry in the devotion of resources to education, counselling, prevention and cure.

Towards the end of the year, Terence Wilkinson resigned as Chief Operating Officer of the South African mining activities. We wish him well in his future endeavours. After the year-end, we welcomed to the Board Ed Haslam and Hugh Stoyell, responsible respectively for the Group's platinum and coal activities. These changes were accompanied by measures which will achieve greater operational efficiency with the removal of a layer of management and the elimination of a number of central office jobs. During the year Robin Whitten retired and was succeeded as Finance Director by John Robinson. Robin had held this position with distinction and we extend to him our best wishes while welcoming John as his successor.

This has been a difficult but ultimately successful year. Lonmin employs some 32,000 people primarily in Southern Africa. My colleagues join me in recognising the contribution that all of them make to our results and thanking them for their sustained hard work, without which this year's highly satisfactory performance would not have been achieved.



Sir John Craven
Chairman
9 December 1999

Chief Executive's statement



After the high level of corporate activity and restructuring of the last few years, this was a year of consolidation which saw a marked and further improvement in your Company's earnings and return to shareholders. Despite a significant increase in the depreciation charge to reflect the more prudent asset lives now adopted for our mining assets, Lonmin's profit before tax and exceptional items from continuing operations increased by 23 per cent to $190 million. Excluding exceptional items, earnings per share increased from continuing operations by 50 per cent to 81.7 cents, consolidating the strong growth shown at the half year. Mining is a capital intensive business so it is extremely satisfactory to be able to report a further and substantial improvement in our cash flow figures. Measured in trading cash flow per share, the increase was over 56 per cent. Our balance sheet is strong and provides adequate flexibility to finance the development of our operations, as well as the dividend which has been maintained at 21.9 cents for the year which in sterling terms represents 17.9 pence – a 4 per cent increase on last year.

Although it was not possible to recover all the effects on our platinum mines of a significant fall of ground and some isolated industrial action at the beginning of the year, the operations generated a record profit before tax of $125 million. Under these circumstances, and considering the average price of platinum, which represents 50 per cent of the division's total output, was $30 per ounce below last year, this was a very satisfactory performance which augurs well for the future. However during this period, significant dividend remittances were paid which, combined with the virtual elimination of debt, underlines the strong ability for this business to generate profits and cash. We manage 100 per cent of Lonmin Platinum and it remains our objective to acquire 100 per cent of the equity. Although high metal prices and the scarcity of new PGM deposits, reduce the incentive for our minority shareholders and partners in this business to sell, we shall continue to examine with Impala possible alternatives in an effort to identify a solution acceptable to both parties.

In coal, the integration of the Tavistock assets with Duiker has proceeded well. The additional export entitlement through Richards Bay was always identified as a principal benefit of this merger. However, and while market conditions were difficult generally, this additional export facility has been crucial in mitigating the effect of the unprecedented weakness in the domestic coal market. Although not strictly comparable, due to the timing of the acquisition of Tavistock, profits were nevertheless ahead of the previous year.

The world steam coal price is now the key factor in determining Duiker's short-term results. While recent prices are more encouraging indicating that the bottom of the market has been reached, it should be noted that coal prices are generally below the average achieved in 1998.

Independence, your Company's wholly owned gold operations in Zimbabwe, recorded a substantial increase in profitability, benefiting from a combination of a devaluing local currency, as well as improvements in operational efficiencies and record levels of production.

Following the unprecedented short-term rise in the gold price during September 1999, it emerged that Ashanti faced significant liquidity issues, and these matters are covered by the Chairman in his statement and by Sam Jonah in his operational report. These issues aside, Ashanti had a satisfactory year. Production increased by 12 per cent to over 1.5 million ounces. Although earnings were below the previous year, this was largely due to a provision to cover the cost of the strike at Obuasi and the subsequent redundancy costs. The Bibiani and Siguiri mines performed well, while the prospects of Geita, the new property in Tanzania have improved substantially. The latest estimates indicate annual production in the region of 500,000 ounces, and a cash operating cost below $180 per ounce.

In proposing the creation of a precious metals group, which we believe was broadly supported by the stock market's reaction to our proposal to merge with Ashanti, we have continued to consider the future of our greatly strengthened coal operations. Our conclusion may be that, in the longer term, coal does not fit into a precious metals group. However, the timing of any demerger or other realisation of value from our investment in coal will be chosen to maximise the benefit to shareholders.

During the year, the Group adopted the US dollar as the functional currency, reflecting the underlying earnings stream of the majority of the operational assets. Equivalent figures are provided in sterling for information purposes only.

The outlook for the Group is encouraging with significantly better commodity prices in Platinum, Palladium and Gold, offsetting the relatively weak coal prices. In Zimbabwe, the initial results of the exploration programme are encouraging and the long-term future of these assets looks promising. Despite the recent turmoil, Ashanti continues its development programme with the resource base at its new property, Geita in Tanzania, now being estimated at 12 million ounces.

Demand remains extremely strong for Platinum Group Metals. More stringent emission controls and the ongoing developments in fuel cell technology should lead to a continuance in the growth potential in these markets for the foreseeable future. The completion of the new smelter development at the platinum operations will finalise the surface infrastructure necessary for future production levels of up to 800,000 ounces of Platinum.

In conclusion and as a result, your Company is now well positioned for its continued development with the aim of enhancing the total return to shareholders over the medium term.



Nicholas Morrell
Chief Executive
9 December 1999

Platinum

Our platinum operations reported another exceptionally good year. The volume of metals produced was marginally lower than in 1998, but this was more than off-set by the increase in the dollar value of the basket of metals mined, together with a further 12 per cent weakening of the South African Rand and the reduction of financing costs as net borrowings were eliminated by the year-end.

Operating profit year-on-year rose by five per cent to $129 million and profit before tax by 20 per cent to $125 million.


BRITS
RUSTENBURG
Karee Mine
Eastern Platinum
PRETORIA
Western Platinum Mine
JOHANNESBURG

Areas of operation:
Eastern Platinum Ltd (South Africa), comprising the Eastern Platinum Mine
Western Platinum Ltd (South Africa), comprising the Western Platinum and Karee Mines, Smelter, Base Metal and Precious Metal Refinery



The Market – Strong Demand

Physical demand for all the PGM's during the year was both solid and sustained.

Platinum

There is now general consensus that the market has moved towards a supply and demand deficit. Although we remain confident that this will soon be reflected in the price, it is disappointing to report a reduction in the average price received for the fifth consecutive year.

Average platinum price
dollars per ounce


99
347
98
377

The Asian recovery has however led to an encouraging increase in demand for both jewellery and industrial off-take in Japan. Sales of platinum jewellery in China continue to grow at an astonishing rate and now account for nearly 40 per cent of all platinum jewellery sales worldwide. This means that over the past four years China has accounted for an additional 30 per cent of platinum consumption.

In Europe and the USA the implementation of tighter vehicle emission standards is leading to increased PGM loadings in vehicles and the proposed legislation introducing zero emission vehicles is expediting the commercialisation of fuel cells.

Fuel cells are now confidently expected to make a significant contribution to the future growth of platinum demand. The commercialisation of Proton Exchange Membrane (PEM) technology as a more efficient alternative to previously developed electrolyte technologies has opened up the possibility of small fuel cell power packs 5 to 10 kW's in size which could be used in domestic applications as de-regulation in the power industry allows for the introduction of such competition.

PEM technology will also lead to the extensive use of fuel cells in the outdoor leisure markets wherever a portable, competitive and non-polluting source of power is needed. Another obvious market



Newman Incline Shaft to provide additional UG 2 ore from Middelkraal area between Eastern and Western Platinum. First production is expected June 2000.




ITIRILENG
Farming Project
Supported by
EASTERN PLATINUM LIMITED

Previously unemployed local residents are now engaged in this Lonplats sponsored co-operative venture which uses modern high-yield farming techniques.

in this respect is in our own underground operations and those of others worldwide.

By far the largest potential for this technology, however, lies in the car industry. Zero emission vehicles and the legislation which will require their production is now a reality and PEM fuel cells provide the only viable and available conforming technology.

The major motor companies either separately or in consortia are all involved in significant fuel cell car and bus commercialisation programmes for production in 2002 and onwards. The world's first fuel cell bus, running on liquid hydrogen, in regular passenger service will commence operation in Berlin next year.

Particularly encouraging also is the rapid growth of the use of platinum alloys in computer hard drives. The ability of platinum to enhance memory storage capacities in a variety of applications had always been apparent but until recently its use has not been technically possible. However, the development of "sputtering target" techniques whereby through the use of plasma arc melting techniques extremely small quantities of platinum alloys can be deposited on small surfaces, has resulted in new commercially viable applications which will lead to significant additional demand over the next few years.

Palladium

The palladium market is dominated by the continuing unpredictability of Russian supplies against a background of significantly increased demand by the auto manufacturers. As a consequence the year-on-year average price received rose by 21 per cent to $317.

Overall annual demand for palladium at 8.3 million troy ounces is at an all time record high. The major contributor to the additional demand is the automobile industry responding to the tighter controls on hydrocarbon emissions where palladium is particularly effective. No change to this pattern is envisaged in the near future. Russia is responsible for approximately 60 per cent of the world's supply. The level of their exports, therefore, is the key to determining future prices.

Average realised palladium price
dollars per ounce


99
317
98
261

Rhodium

Rhodium has also been affected by the reduction of exports from Russia which has changed the market fundamentals from a balanced position to one of supply deficit. The demand side is now dominated by autocatalyst demand which continues to grow year-on-year as loadings are increased to meet tighter NOx standards where rhodium is particularly effective.

Average realised rhodium price
dollars per ounce


99
806
98
517

Operations

		1999	1998
Tons milled (excluding slag)	(000)	9,069	9,194
Centares mined underground	(000)	1,873	1,877
Noble metals in matte	(kg)	39,163	38,961
Yield into matte	(g/t)	4.32	4.24
Working cost per kg of noble metals in matte	(US$)	5,255	5,359
UG2	(%)	76.7	76.7
Refined production of – platinum	(oz)	609,538	627,514
– palladium	(oz)	280,832	291,085
– rhodium	(oz)	85,140	88,185
Cost per refined ounce of platinum net of other metal revenue	(US$)	57	112
Total MRK tons milled (excluding slag)		2,112	2,140
Total UG2 tons milled (excluding slag)		6,957	7,054
Capital expenditure	(US$m)	60	32
Cost per refined ounce of PGMs and gold	(US$)	195	193

Improved yield

Milled throughput for the year dropped by one per cent to 9.1 million tons. This was due mainly to the consequences of a three day strike at Western Platinum and a major collapse of ground just below the portal of the No 2 Shaft at Eastern Platinum. These events together with lost milling days over the 1998 Christmas holiday period resulted in our having a poor start to the financial year. A significant turnaround was achieved in the second half with tons milled being 7 per cent higher than in the first half. This tremendous improvement was achieved at the expense of overtime and the use of contract labour. The operational problems experienced in the first half and the additional costs incurred in the second half resulted in unit costs increasing year-on-year by 9.8 per cent to R31,793 per kilogram.

Working cost
rand per kg


99 31,793
98 28,948
dollars per kg
99 5,255
98 5,359

The second half increase in tons milled also had the potential to exacerbate the production bottleneck at the smelter which has been reported previously. In order to overcome this problem, extensive use was made of third-party toll refining.

This had an adverse effect on both costs and recoveries but was nevertheless an economically viable option overall.

As a result of ongoing metallurgical improvements overall yield increased to 4.32 grams per ton resulting in output of noble metals in matte increasing from 38,961 kgs to 39,163 kgs.

Notwithstanding this increase of noble metals in matte the total production of saleable platinum fell from 627,514 troy ounces to 609,538 troy ounces and total pgm's plus gold from 1,194,039 troy ounces to 1,163,009 troy ounces.

As a result we commissioned an independent and comprehensive audit of the processes used at both the Base and Precious metal refineries. This audit included all aspects of metal recovery including assay procedures and exchange, stocktaking, metal reconciliation and security. This was then followed by the closing of the two plants at the year-end in order to effect a full stocktake of metals in process and results to date in the current year now indicate that saleable metal production is in line with noble metals contained in matte.

The excellent underground production experienced in the second half of the year has been maintained and for the first time ever, we were able to achieve a year-end stockpile of approximately 280,000 tonnes of unmilled ore. Further additions to this stockpile have been made since the year-end which will enable us to continue milling throughout the forthcoming extended Christmas and New Year holidays during which time our underground operations will be closed.

Financial results

Financial Highlights	1999 $m	1998 $m
Profit and loss account		
Turnover	404	388
Operating profit	129	123
Net interest	(4)	(19)
Profit before taxation	125	104
Taxation	(15)	(7)
Profit after taxation	110	97
Minority interests	(30)	(26)
Profit for the year	80	71
Balance sheet		
Fixed assets	593	558
Working capital	3	6
Net cash/(borrowings)	1	(8)
Provisions	(13)	(13)
	584	543
Equity interests	426	396
Minority interests	158	147
	584	543
Capital employed	583	551

The financial results for the year benefited from positive prices for our basket of metals resulting in a year-on-year increase in turnover of US$16 million. Unit operating costs increased at a rate above South African inflation for the reasons set out earlier in this report. Amortisation increased from $13 million in 1998 to $25 million in 1999 primarily as a result of a more prudent view being taken of the remaining lives of assets. The improvement in turnover offset the cost and amortisation increases, resulting in operating margins being maintained at the healthy level of 32 per cent.

During 1999 finance costs benefited from reduced average net debt levels. Our principal bankers waived shareholder guarantees in respect of the $80 million revolving credit facility.

During the year corporate tax rates were reduced from 35 to 30 per cent. The tax provision primarily



The ceramic substrate is coated with PGM's and fitted into the exhaust system of internal combustion vehicles to reduce noxious emissions. Tighter emission control legislation will lead to increased loading of PGM's.

reflects a corporate tax liability in Western Platinum of $9 million and Secondary Tax on Companies on dividends of $6 million. Western Platinum's brought forward unredeemed capital expenditure balance was fully utilised during the year. Eastern Platinum's available unredeemed capital expenditure balance at 30 September 1999 amounts to $37 million.

Return on equity, calculated by expressing annual earnings as a percentage of balance sheet equity, increased from 17.9 per cent in 1998 to 18.8 per cent in 1999.

Dividends totalling $52 million were declared by the board of Western Platinum. It is intended to continue to declare dividends on a regular basis, based on available cash flow whilst being conscious of the higher profile of capital expenditure committed.

Security

Security systems in both refineries have been extensively upgraded and the most up-to-date high security technology has replaced the traditional labour intensive and less reliable solutions.

Expansion

Previously our strategy has been one of gradual production increases achieved through de-bottlenecking and efficiency improvements. This strategy has now been reviewed in the light of the continuing favourable market conditions. The division is ideally placed to increase its production into the expanding market. To maintain our worldwide market share of around 10.5 per cent we will grow from our current production level of about 625,000 troy ounces platinum per annum to around 700,000 troy ounces by 2001 and 750,000 troy ounces by 2004. Accordingly capital expenditure of some $400 million over the next five years has been approved.

The installation of a new large circular furnace including peripheral equipment, to treat all current and additional concentrates produced, will continue as per last year's plan.

Increased mineral reserves and resources

The total proven and probable reserves have again risen from 64.1 million troy ounces last year to 74.8 million troy ounces this year. This figure consists of PGM's plus gold and is estimated according to the South African code for Reporting Mineral Resources and Mineral Reserves (SAMREC).

	1999 m	1998 m
Proven	2.3	2.1
Probable	72.5	62.0
Total	74.8	64.1

The contained metal in these reserves is conservatively valued at $26 bn

Continuing shallow mining

Our plans indicate that over the next 20 years the average depth of mining will gradually increase from the current average depth of 350 metres to approximately 600 metres, giving us an obvious cost advantage.


铂金气质 自然优雅

The high purity of platinum is particularly appealing to middle class urban Chinese with high disposable incomes, and has led to the biggest growth market for platinum jewellery in the world.



An award-winning design featuring a diamond imaginatively set in platinum to demonstrate the metal's remarkable tensile strength and consequent retention qualities.



A Japanese prototype plasma arc furnace developed in an ultra clean room environment. Sputtering targets made from PGM alloys are used to deposit micro-film quantities on to a variety of random access memory applicators, replacing traditional and less efficient base metal coatings and providing a significant new use for pgm's in the future.

Human resources

Training and development

We are committed to, and we align ourself with the South African Government's restructuring plans and legislation. We will continue proactively to support the Employment Equity Act as well as the recently promulgated Skills Development Act. Both of these pieces of legislation have presented us with new challenges and some restructuring has been necessary at operational level in order for us to take full advantage of the opportunities the legislation has provided.

During the 1998/1999 financial year our total investment in education, training and development amounted to $3 million. The funds were utilised in three broad areas:

- Formal Learning
- Technical Training
- Wheel of Learning (incorporating team, thinking skills and business skills).

Over 12,000 employees benefited from a variety of initiatives and interventions during the year, the majority of beneficiaries being from previously disadvantaged groups as defined in the Employment Equity Act and as identified by the Company as a key stakeholder group in our efforts to gain significant productivity improvements.

Community

We have embarked on various community development initiatives to contribute towards local economic development and job creation. These projects are community driven and owned by members of the various communities. The Company will withdraw its involvement from these over a period of time to allow them to run independently.

One such project is the creation of a small business complex near the village of Bapong. This site has been carefully chosen and is located along a busy road to Sun City. The stalls will be made available to the small business people and entrepreneurs in the area for trading. The project is a partnership between the Tribal Authority of Bapo-Ba-Mogale, Lonmin Platinum and the community.

A farming project, initiated by Lonplats in conjunction with Rand Afrikaans University, has also been successfully launched at Eastern Platinum. Some 20 mini-farmers, all previously unemployed, are now engaged in this co-operative venture utilising modern high-yield farming techniques to grow vegetables. This will be extended to include a further 40 farmers during 2000.

Housing

In order to create a stable and habitable environment for our employees and their families we have embarked upon a housing project in Marikana, which, in partnership with the local government, will build 1,000 housing units and create 300 additional jobs in the process.

In fairness to the local community access to the houses will not be restricted. It is, however, expected that our employees will form a large percentage of the beneficiaries.

The project is already well advanced and represents an important step towards realising the company's fervent wish to move away from the current system of single-sex hostel accommodation.

Safety and health

Tragically, there were eleven work-related fatal accidents during the year. We view this with the greatest concern and our sympathy goes out to the families, relatives and friends of these employees.

We are confident that all reasonable measures are in place to ensure adequate safety in all aspects of our operations, however, we will continue to strive for even greater safety to be achieved through enhanced education programmes and underground training schools. On the positive side both our reportable and casualty rates were better than the industry average, and all three mines


Stack with End Plates
and Connections
Cell Components
Electrode
Catalyst
Proton Exchange
Membrane (PEM)
Cooling/Bipolar Element
with Channels

achieved five stars during the mine safety management system audits.

We have identified HIV/AIDS as a key business issue, and have implemented a proactive strategic plan to deal with this challenge. A full time AIDS programme co-ordinator has been appointed and a United Nations trained AIDS field-worker has been seconded to the division.

Employee relations

We recognise that an exceptional opportunity exists whereby productivity can be significantly increased by the improvement of efficiencies at the workplace.

A combination of education, innovative management and employee and union involvement at all levels will be necessary.

Significant progress has been made resulting in the conclusion of a long-term wage agreement and the absence of industrial unrest during the last eleven months of the year.

G E Haslam
9 December 1999


necar4
ZEV fuel cell electric car

The future for zero emission cars where the fuel cell platinum loadings are greater than those on traditional internal combustion engine cars.



Waterpan Colliery
Open cast mining operations at Waterpan Colliery are conducted by a contractor.

Coal

Duiker performed well in a difficult year with the effects of a full year's contribution from Tavistock offsetting the continued weakness in world coal prices and a depressed inland market.


Waterpan
Strathrae
PRETORIA
JOHANNESBURG
MAPUTO
Boschmans
Goedgevonden
Atcoms
Tselentis
WitCons
Spitzkop
Phoenix
South Witbank
Tavistock
Arthur Taylor
Klipwal Gold Mine
DURBAN



Areas of operation:
Tweefontein Collieries, iMpunzi Collieries, Mpumalanga Collieries, Kwazulu Mines, Ingwe Managed Interests.

Bituminous coal sales export
million tons


99
98
12.2
8.7

Bituminous coal sales inland
million tons


99
98
5.4
4.2

Despite a substantial increase in the depreciation charge, operating profit increased from $47 million in 1998 to $57 million in 1999 reflecting the full year's contribution from Tavistock. The increased depreciation charge and the interest cost which rose from $6 million in 1998 to $15 million in 1999, resulted in a marginal increase in profit before tax and exceptional items from $41 million in 1998 to $42 million in 1999.

Operations

The synergies arising from the integration of Tavistock's operations have resulted in reduced unit costs of sales, as well as improved trading flexibility.

The depressed South African economy, decreased sales to municipal power generators and mild winter weather led to reduced demand in the inland market. There are no signs of improvement in the inland market in the near to medium term. In view of this prognosis, the marginal South Witbank colliery was closed and will be reopened once market conditions improve.

Financial Highlights

	1999 $m	1998 $m
Profit and loss account		
Turnover	379	317
Operating profit	57	47
Net interest	(15)	(6)
Exceptional items	(4)	–
Profit before taxation	38	41
Taxation	(4)	(13)
Profit after taxation	34	28
Minority interests	(11)	(9)
Profit for the year	23	19
Balance sheet		
Fixed assets	419	389
Working capital	41	10
Net borrowings	(111)	(94)
Provisions	(51)	(35)
	298	270
Equity interests	202	183
Minority interests	96	87
	298	270
Capital employed	409	364

Export coal prices deteriorated sharply during the last six months of the financial year, but have since stabilised albeit at historically low levels. Duiker has recently concluded export sales at improved prices for delivery early in 2000 and expectations are that this price recovery trend is likely to continue. As the Group has the capacity to increase production at short notice and at relatively low unit costs it will be able to take advantage of an upturn in the export market.

Increased sales

The overall sales of bituminous coal and anthracite for the year of 18.2 million tons was 35 per cent ahead of the 13.5 million tons sold in 1998 reflecting the full year contribution from Tavistock.



Tselentis Colliery: Tselentis Colliery replaced their fleet of dump trucks with a combination of "rigid frame" and "articulated" dump trucks to accommodate the range of haulage conditions encountered at this mine.

Bituminous coal export sales rose from 8.7 million tons in 1998 to 12.2 million tons in 1999, as a result of the maximum utilisation of the Group's increased Richards Bay Coal Terminal entitlement. Average prices realised in US dollars were 12 per cent lower as a result of the continued pressure on coal prices in the export market.

Anthracite export sales of 444,000 tons remained at the same level as last year with a reduction in the realised dollar price of 18 per cent.

Inland bituminous sales at 3.5 million tons were marginally ahead of last year's total of 3.4 million tons but reduced demand has resulted in a reduction in the average realised price of five per cent. In addition 1.9 million tons were supplied to Eskom by the Company's associate the Douglas Tavistock Joint Venture.

Inland anthracite sales of 119,000 tons reflect a reduction of 36 per cent against the 185,000 tons sold last year.

Future prospects

Despite the outlook for export prices being more optimistic in the medium to long term, the Group's earnings are expected to be lower in the forthcoming year unless the average export price realised is higher than that achieved for 1999.

The Company is however highly geared towards exports and well positioned to take advantage of any improvement in export prices. Although the critical mass of the enlarged Group has made it more robust, further rationalisation will be necessary in the event that the depressed trading conditions persist.

As lower earnings severely impact on borrowings, management will limit capital expenditure for the coming year to contractual and essential items only.

Capital expenditure

Capital expenditure of $44 million (1998 $24 million) was incurred on new mining assets. In addition an amount of $14 million was advanced to the Douglas Tavistock Joint Venture to fund Duiker's share of capital expenditure for the year.

Human resources

The number of employees at the year-end was 6,367 – down from 7,195 in the previous year. The reduction was essentially brought about by the closure of certain operations – most notably South Witbank Coal Mine – the rationalisation of divisional services and other operations, early retirement, and, unfortunately, redundancies. Most of the affected employees were redeployed elsewhere in the Duiker group and therefore, the level of redundancies was relatively low.

There will be a further significant reduction in the workforce in the new financial year with the sale of the anthracite operations, and the sale or closure of the Klipwal gold mine.

Legislation

The Group has taken the necessary steps to ensure compliance with new labour legislation which is aimed at improved working conditions and achieving a more representative workforce.

Health and safety

The degree of compliance by the Group's mines with the requirements of the Mines Health and Safety Act was audited by outside consultants during the year. No major shortcomings or deficiencies were exposed and those areas requiring attention have been rectified.

Implementation of the Mines Health and Safety Act, combined with the development and introduction of codes of practice, risk assessment and safety management systems, is progressing throughout the Group. Competency training for employees of all levels has commenced at the Group's new training centre.

It is with regret that we have to report the death of five of our employees in work-related accidents. This was in spite of a 19 per cent reduction in the reportable injury rate to 1.63 per million hours of exposure and the implementation of the new Mines Health and Safety Act.

The following safety performance achievements were recorded during the year:

- Arthur Taylor (ATC) 6,000 fatality free production shifts
- South Witbank 4,000 fatality free production shifts
- Tavistock 3,000 fatality free production shifts
- Nyembe 3,000 fatality free production shifts
- Witcons 1,000 fatality free production shifts



Hugh Stoyell
9 December 1999

Spitzkop Colliery:
Rehabilitation of the open cast operation at Spitzkop Colliery is conducted concurrently with the mining operation.





Arcturus Open Pit Mine.
The growth in production forecast for the year 2000 is largely due to the commissioning of surface mining operations.

Gold / Zimbabwe

Our mines in Zimbabwe achieved a record level of production of 193,000 ounces in 1999 representing a further increase on the 188,000 ounces achieved in 1998. This was achieved on the basis of a growth in tonnage and improvement in productivity despite excessive rainfall, power outages and the closure of the Athens sands retreatment plant.


Muriel
Mazowe
Shamva
HARARE
Arcturus
Tiger Reef
Redwing
BULAWAYO
How



Areas of operation:
Arcturus, How, Mazowe, Muriel, Redwing, Shamva, Tiger Reef.

Average gold price
dollars per ounce

99 278
98 291

Average cash costs of production
dollars per ounce

99 186
98 220

Marked growth in profitability/cash flow generation

Operating profit grew very substantially from $3 million in 1998 to $14 million in 1999 despite a fall in the average price of gold from $291 per ounce in 1998 to $278 per ounce in 1999. The increased profitability was due to an increase in production, the growth in ounces of gold produced per employee from 33.0 in 1998 to 35.2 in 1999, and the marked reduction in the average cash cost of production from $220 per ounce in 1998 to $186 per ounce in 1999. This latter figure was assisted by the significant currency devaluation early on in the year.

Financial Highlights	1999 $m	1998 $m
Profit and loss account		
Turnover	54	56
Operating profit	14	3
Net interest	(1)	(5)
Profit before and after taxation	13	(2)
Minority interests		(1)
Profit for the year	13	(3)
Balance sheet		
Fixed assets	23	22
Working capital	(2)	(1)
Net borrowings	(6)	(8)
	15	13
Equity interests	15	13
Capital employed	21	21

Cash generation in the year enabled the resumption of dividend payments and the repayment of inter-group debt, along with capital expenditure of $8 million to improve the asset base for future growth in output.

Exploration and mineral reserves and resources

Expenditure of $2 million on exploration represents the first material amount spent for many years and initial results, largely from proving up new resources in and around current operations, have been very positive. Proven and probable reserves of 878,000 ounces at 30 June 1999 at an average grade of 5.5 grams per tonne represent a 9 per cent growth on the previous year despite the assumption of a reduced gold price of $260 per ounce.

Outlook

The outlook for the operations is positive as a result of projected increased gold production and a relatively positive gold price. Difficult macro-economic circumstances may lead to a margin squeeze as a result of the pegged local currency, rampant inflation and interest rates in excess of 50 per cent.

Gold continued / Ashanti

In the course of the last twelve months Ashanti has increased its production by 165,000 ounces or 12 per cent to 1,545,887 ounces at an average cash cost of $215 per ounce. This has been achieved primarily by significant growth at Siguiri and Bibiani.


Sigiuri
Obuasi
Bibiani
Iduapriem
Geita
Golden Pride
Freda Rebecca

Areas of operation:
Ashanti Goldfields: Ayanfuri Mine, Freda-Rebecca Mine, Iduapriem Mine, Obuasi Mine, Siguiri Mine, Bibiani Mine.

Ashanti / Gold production
ounces

99	1.546.000
98	1,380,000

Ashanti / Gold price achieved
dollars per ounce

99	381
98	400



Gold pour at Pompora Treatment Plant at Obuasi.

Lonmin's share of Ashanti's operating profit was $27 million in 1999 as compared to $29 million in 1998. It should be noted, however, that the 1999 figures include one-off items on the Obuasi rationalisation of $9 million without which the figures would show significant growth. The Group's share of the interest cost remains constant at $7 million in each year resulting in a decrease in the contribution to the profit before exceptional items from $22 million in 1998 to $20 million in 1999.

The realised average price for the nine months to 30 September 1999 was $381 per ounce compared to cash operating costs of $218 per ounce.

Ashanti had net borrowings of $460 million at 30 September 1999, an increase of $62 million in the year, resulting from the large capital projects underway at Geita and Obuasi. Net gearing was equivalent to 74 per cent and excluding goodwill written-off in previous years was 41 per cent.

The year under review has been characterised by the commencement of a rationalisation plan at Obuasi, a significant improvement identified in terms of the resource base in Geita and a recent conditional agreement by Ashanti with its hedge counterparties for long-term exemption from margin calls following the recent volatility in the gold market.

In Obuasi, Ashanti has made provisions of $27 million for the costs of a strike, labour

Financial Highlights

	1999 $m	1998 $m
Profit and loss account		
Turnover	192	190
Operating profit	27	29
Net interest	(7)	(7)
Exceptional items	2	(10)
Profit before and after taxation	22	12
Minority interests	(1)	
Profit for the year	21	12
Balance sheet		
Fixed assets	200	178
Equity interests	199	178
Minority interests	1	
	200	178
~~Capital employed~~	~~200~~	~~178~~

rationalisation and a write-off of deferred surface running costs. These actions have culminated in a revision of the life of mine plan which when completed will maximise the net present value of its ore reserves and resources.

At Geita, following the deep resource drilling programme at the Nyankanga deposit, resources now total 12.1 million ounces (91.56 million tonnes grading 4.1 grams per tonne) which represents a substantial increase over that reported last year. Of this total resource 45 per cent is in the inferred resource category at this point in time.

The process plant construction remained on schedule and is due to be completed during the third quarter of 2000. With the additional resources now identified Ashanti believes that the Geita project could produce around 500,000 ounces per year at an average cash operating cost below $180 per ounce.

The recent volatility in the gold market led to short-term liquidity problems for Ashanti. Negotiations were held with Ashanti's hedging counterparties resulting in a conditional agreement to waive margin calls on Ashanti's hedging contracts until December 2002 and to operate with increased limits in 2003/4 in return for the issuance of warrants for 15 per cent of Ashanti's shares on a diluted basis.

In this context, Ashanti announced on 3 December 1999 that it had submitted a financial and operating review and restructuring plan to its hedge counterparties and its lending banks. Subject to certain exceptions, its hedge counterparties have agreed to extend margin free arrangements until 17 December 1999 and its lending banks agreed to roll over those of Ashanti's facilities which were to have expired on 2 December 1999 until 17 December 1999.

As at 1 November contracts providing Ashanti with gold price protection totalled a net 8.9 million ounces at an estimated average price of $374 per ounce. In addition net call options sold totalled 4.2 million ounces at an average strike price of $356 per ounce.

Ashanti estimates that its hedge portfolio will provide significant protection for the company's future gold revenues and states that its Board will continue to review its hedging programme in the light of gold market developments and the company's financial commitments.

Ashanti further announced on 3 December 1999 that due to the planned cessation of surface mining in 2000 at Obuasi, and the anticipated reduction in the number of treatment plants in operation, it would take a write down of the current book value of its assets in its accounts for the year ended 31 December 1999. This is currently estimated to be $140 million but is subject to review by Ashanti's external auditors.

Dusk at Rampart in Bibiani.


CAT
988F

S E Jonah
Chief Executive,
Ashanti Goldfields
Company Ltd
9 December 1999

Financial Review

Continuing attributable profit pre-exceptionals
$million


97
130
98
99

EBITDA – continuing operations
$million


259
313
98
99

Trading cash flow – continuing operations
$million


135
188
98
99

Net borrowings
$million


226
197
98
99

The 1999 figures reflect the adoption of the US dollar as the functional currency of the Group with effect from 1 October 1998 and the utilisation of the average exchange rate method for the computation of the profits. This more accurately reflects the underlying earnings stream of the Group and has the added benefit of maintaining asset values in US dollars thus avoiding their continued write down as a result of the depreciation of local currencies.

Analysis of results

Earnings per share from continuing operations, excluding exceptional items, increased 50 per cent to 81.7 cents this year compared to 54.6 cents in 1998. The profit attributable to shareholders in respect of continuing operations, excluding exceptional items, amounted to $130 million, an increase of 34 per cent on 1998.

Operating profit from continuing operations increased by $23 million to $218 million and earnings before interest, tax and depreciation (EBITDA) in respect of continuing operations amounted to $313 million, an increase of 21 per cent on last year.

The depreciation charge in respect of continuing operations for the year amounted to $56 million compared to $32 million last year. The increased charge is largely attributable to the reassessment during the year of the useful lives of the Group's fixed assets with appropriate increases made to the depreciation charge and to the inclusion this year of a full year's charge in respect of the Tavistock acquisition in April 1998. This is partially offset by the capitalisation of $13 million of repairs and renewals expenditure previously expensed.

Continuing operations net interest payable reduced to $28 million from $41 million last year reflecting lower borrowing levels and exchange gains on non-US dollar denominated borrowings. Interest cover amounted to 7.6 times in 1999 compared to 4.8 times in 1998.

The overall taxation rate on continuing profits before exceptional items was 9 per cent compared to 13 per cent last year and includes credits in respect of the utilisation of surplus ACT and the write back of prior year tax recoveries.

Cash flow

Consolidated summary cash flows for 1999

	1999 $m	1998 $m
Net cash inflow from operating activities	240	254
Continuing	240	209
Discontinued		45
Net interest paid	(32)	(63)
Tax paid	(20)	(49)
Trading cash flow	188	142
Continuing	188	135
Discontinued		7
Capital expenditure	(128)	(92)
Disposals and other financial investment	(5)	5
Distributions from Douglas Tavistock	13	4
Dividends from Ashanti	4	7
Minority dividends paid	(23)	(7)
Free cash flow	49	59
Continuing	49	68
Discontinued		(9)
Acquisitions and disposals	(45)	102
Shares issued	3	2
Equity dividends paid	(38)	(61)
(Increase)/decrease in net borrowings	(31)	102

Continuing operations trading cash flow per share (cash flow from operations less tax and interest payments) amounted to 118.0 cents in 1999 compared to 75.8 cents in 1998, an increase of 56 per cent. After deducting capital expenditure, minority dividends paid and investments in associates, free cash flow per share from continuing operations available for dividends and future growth opportunities amounted to 30.8 cents.

Capital expenditure during 1999 amounted to $128 million compared to $92 million in 1998, with the principal increase representing investment in the expansion of our platinum operations.

The net outflow of $45 million in relation to acquisitions and disposals represents the net payments on the finalisation of the restructuring of the Group as highlighted in the 1998 annual report.

Funding

Gearing on equity and minority interests at 30 September 1999 amounted to 20 per cent compared to 26 per cent calculated at 30 September 1998 based on adjusted net borrowings of $226 million reflecting payables and receivables in respect of businesses sold.

Equity interests

Equity interests at 30 September 1999 were $733 million, an increase of $92 million on 1998 arising principally from retained profits in the year of $84 million.

Return on equity and return on capital employed for 1999 were 19 per cent and 20 per cent respectively compared to 11 per cent and 15 per cent for 1998.

Dividends

The Board recommends a final dividend of 10.4 pence (17.0 cents) (1998 – 10.0 pence (17.0 cents)) per share making a total dividend for the year of 17.9 pence (29.1 cents) (1998 – 17.2 pence (29.1 cents)) per share. This represents a maintained level of dividend at 29.1 cents for the year with an effective 4 per cent increase in sterling terms at 17.9 pence against 17.2 pence in 1998.

Financial Risk Management

In this year's accounts the Group has adopted the requirements of FRS 13 – Derivatives and other Financial Instruments – Disclosures. Following the disposal of most of the non-mining businesses, the Group's earnings stream is primarily denominated in US dollars. The Group's principal functional currency is now the US dollar and the future funding structure of the Group is being reviewed in this context. The Group does not undertake any trading activity in financial instruments.

Interest rate risks

The Group's net operational borrowings are largely in the form of foreign currency loans to fund its overseas operations. The Group has $175 million of long-term fixed rate borrowings in the form of sterling convertible bonds with maturities from 2004 to 2006 at a coupon of 6 per cent to 8 per cent. At 30 September 1999, 88 per cent of the Group's net borrowings were at fixed rates and the remaining 12 per cent were at floating rates.

Liquidity risk

The Group's policy on overall liquidity is to ensure that there is always sufficient long-term funding and committed bank facilities in place to meet peak borrowing requirements in the foreseeable future. At 30 September 1999 the Group had $437 million of committed facilities of which 63.5 per cent was drawn. In addition the Group also has a number of uncommitted overdrafts and bank facilities.

Foreign currency risk

Lonmin's operations are based predominantly in Southern Africa with the majority of the income stream arising in US dollars. Operational borrowings are in a combination of US dollars and local currency with appropriate forward cover taken where currency flows are not naturally matched.

Commodity price risk

Fluctuations in commodity prices can have a significant impact on Lonmin's trading results. Forward sales are undertaken for relatively small proportions of the annual output of platinum and palladium where the Board determines that it is in the Group's best interest to secure a proportion of the future cash flows. There were no outstanding positions at 30 September 1999.

John Robinson
Finance Director
9 December 1999

Board of Directors

Executive Directors







Nicholas J Morrell (52) Chief Executive
A Director since 1992. Appointed Deputy Managing Director in 1994 and Chief Executive in 1996. In 1978 he joined The Observer newspaper which subsequently became a member of the Group in 1981 and was sold in 1993. Member of Nomination Committee.

G Edward Haslam (55)
Appointed a Director on 12 November 1999. Joined the Platinum Division in 1987 as Marketing Director and appointed its Managing Director in 1997.

Sam E Jonah (50)
A Director since 1992. In 1969 he joined Ashanti Goldfields Company, of which he became Chief Executive in 1986. He holds an MSc DIC from Imperial College of Science & Technology and an associateship from Camborne School of Mines. He is a director of Commonwealth Africa Investment Fund Limited.

Non-Executive Directors





Sir John Craven (59) Chairman
Appointed an independent non-Executive Director in 1997. Chairman of Nomination Committee and Member of Remuneration Committee. Former member of the Board of Managing Directors of the Deutsche Bank AG and Chairman of Deutsche Morgan Grenfell Group Plc. Non-Executive Director of Reuters Holdings Plc, Robert Fleming Holdings Limited and Rothmans International BV.

Peter J Harper (64) Deputy Chairman and Senior Independent Director
A non-Executive Director since 1993. Chairman of Audit Committee, Remuneration Committee and Pension Committee. Member of Nomination Committee. Deputy Chairman of Victrex Plc and non-Executive Director of John Laing Plc. Previously a Director of Hanson Plc.



John N Robinson (45) Finance Director
Joined the Company in 1979 as a financial analyst and later as a finance executive working with the mining operations. Appointed Finance Director on 1 April 1999. Member of Pension Committee.



E Hugh J Stoyell (55)
Appointed a Director on 12 November 1999. Joined Duiker Mining in 1992 as Technical Director and appointed its Managing Director in 1994.



Sir Alastair Morton (61)
Appointed an independent non-Executive Director in March 1998. Member of Audit Committee, Nomination Committee and Remuneration Committee. Chairman of British Railways Board. Honorary Chairman and former executive co-chairman of Eurotunnel. Non-Executive Director of National Power Plc and of the Brockbank Group at Lloyds. Adviser to the Group Executive Board of ABB Daimler-Benz Transportation (ADtranz) and to the Vice Chancellor of the University of Cambridge.



J Roger B Phillimore (50)
Appointed an independent non-Executive Director in 1997. Member of Audit Committee and Nomination Committee. Formerly joint Managing Director of Minorco. Non-Executive Director of Aber Resources Limited.

Management Team
Ray Antell Managing Director, F E Wright
Mike Marriott Chief Executive, Mining Zimbabwe
John Price President, Bahamas Hotels

London
Chris Davies Group Technical Director
Michael Pearce Group Secretary

Corporate governance

The Committee on Corporate Governance, chaired by Sir Ronald Hampel, was established in 1995 to seek to promote high standards of corporate governance in the interests of investors' protection and in order to preserve and enhance the standing of companies listed on the London Stock Exchange. In January 1998 the Committee published a final report and in June 1998 it published the Combined Code containing Principles of Good Governance and a Code of Best Practice derived by the Committee from its final report and from the previously published reports of the Committee on the Financial Aspects of Corporate Governance (chaired by Sir Adrian Cadbury) and of a Study Group chaired by Sir Richard Greenbury on Directors' Remuneration.

Each company listed on the London Stock Exchange is now required to provide in its annual report and accounts a narrative statement of how it has applied the Principles affecting companies set out in the Combined Code with sufficient explanation enabling its shareholders to evaluate how the Principles have been applied.

The Principles cover four subject areas, namely *directors, directors' remuneration, relations with shareholders* and *accountability and audit.*

The Principles are amplified by a set of 45 provisions with which the Company complies and complied throughout the year except as noted in the Directors' Report on Remuneration on page 26.

With the exception of the Principles relating to directors' remuneration (which are covered in the Directors' Report on Remuneration) the Board has applied the Principles as follows.

Directors

The Company is led and controlled by the Board of Directors which has nine members, four of whom are non-Executive. The Board meets regularly, at least every other month, but more frequently if necessary, and receives regular and timely information in a form and of a quality to enable it to discharge its duties. In addition certain Directors are also directors of the principal operating subsidiaries. The Board retains full responsibility for the direction and control of the Company and no strategic powers were delegated to any committee in the year under review. All Directors have access to the services of the Company Secretary and are entitled to take independent professional advice, if necessary, at the Company's expense.

The positions of Chairman and Chief Executive are clearly separated. All Directors have equal responsibilities as directors and bring an independent judgement to bear on key issues, but the Board has been structured with the Executive Directors having responsibility for running the Company's business and the non-Executive Directors, all of whom are independent of management, bringing experience from other fields. This results in no one individual or group of individuals being able to dominate the Board's decision taking. In addition, Mr P J Harper, Deputy Chairman, is designated as the Senior Independent Director to whom concerns can be conveyed in addition to the Chairman.

To permit a formal and transparent procedure for the appointment of new Directors to the Board the Board has a *Nomination Committee* comprising Sir John Craven (Chairman), Mr P J Harper, Sir Alastair Morton, Mr J R B Phillimore and Mr N J Morrell. Its function is to review on an ongoing basis and at least annually the membership of the Board and recommend to the Board any proposed changes, be they executive or non-executive. During the year the Committee recommended the appointment of Mr J N Robinson as Finance Director.

The Board ensures that all Directors submit themselves to shareholders for re-election every three years.

Relations with shareholders

The Principles encourage a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have had for some time a regular dialogue with institutional shareholders where they believe this to be in the interests of shareholders generally. The Company also has a website containing up-to-date information.

The Principles encourage boards to use the Annual General Meeting to communicate with private investors and to encourage their participation. The Board has followed this particular Principle for a great number of years.

Accountability and Audit

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual report and interim report.

In 1993 the Board established an *Audit Committee* which now comprises Mr P J Harper (Chairman), Sir Alastair Morton and Mr J R B Phillimore. The Committee meets at least twice a year and the Finance Director and the external auditors are invited to attend as appropriate. The principal objectives of the Committee are to review the annual and half yearly financial statements prior to their submission to the Board; to receive reports from the Group's overseas audit committees which monitor the effectiveness of business and financial controls in the mining operations; to receive reports from the internal auditor on internal controls and to review with management and the external auditors the effectiveness of internal controls; and to review the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors.

The Principles require a report that the business is a going concern and to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

Internal Control

Following publication of the Combined Code a working party was established to produce guidance for directors on internal controls. That guidance was published in September 1999. In anticipation of this the Board enhanced its risk and control monitoring procedures for the main parts of its business such that it anticipates that it will be in a position to comply with the September 1999 guidance. Existing internal control arrangements were, however, followed throughout the year and, as permitted by the London Stock Exchange, the following report complies with the guidance on internal control procedures published in 1994.

The Board of Directors is responsible for the Group's systems of internal control and for monitoring their effectiveness. The systems are designed to safeguard shareholders' investments and the Company's assets.

On behalf of the Board, the Audit Committee inquires into the operation of these systems. Formal risk and control self assessments are supplemented by reviewing internal audit coverage, audit findings, other reports from management and the nature and scope of the external audit. Management reports and combined assurance strategies for the local internal audit functions are examined to confirm that systems of control are in place and that action is taken where appropriate.

The systems of internal control can provide reasonable but not absolute assurance against material misstatement or loss. There is an established organisational structure with formally defined areas of responsibility which include:

- a comprehensive budgeting system with an annual budget approved by the Board;
- regular consideration by the Board of actual results compared with budgets, forecasts and the prior year;
- regular reviews by the Board of projected year-end results;
- strict monitoring of capital expenditure, delegated authority for which is given to divisional management within parameters set by the Board;
- regular reporting to the Board on treasury, legal and accounting developments;
- assessment by the Executive Directors, in conjunction with divisional management, of key business risks and of the systems in place to mitigate these risks;
- outsourced internal audit functions, in London, South Africa and Zimbabwe responsible for monitoring and reporting to the local audit committees on the effectiveness of internal controls.

The Directors, through the Audit Committee, have reviewed the effectiveness of the Group's systems of internal control. In carrying out the review, the Directors have considered the control systems which, in their judgement, are appropriate to the Group's businesses, to the materiality of the risks inherent in the businesses, and to the relative costs and benefits of implementing definitive controls.

Directors' Report on Remuneration

The Remuneration Committee

The Remuneration Committee was established in November 1993. Its principal function is to determine remuneration policy and the remuneration packages of the Executive Directors.

The Committee now comprises:
Mr P J Harper (Chairman)
Sir John Craven
Sir Alastair Morton
who are non-Executive Directors having no financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group.

The Combined Code

The Combined Code (referred to on page 24) contains three Principles relating to Directors' remuneration, which have been applied as noted in this Report. The three Principles are amplified by 21 provisions with 20 of which the Company now complies. The Company does not comply fully with the disclosure requirements of Paragraph 7 of Schedule B of the Combined Code because the Board deems it not in the Company's interests to comply.

The Company was fully compliant with the provisions with which it was required to comply during the year under review.

Remuneration Policy

Executive Directors

The Remuneration Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose. The Committee has also taken into account the considerable workload of the Executive Directors in recent years leading to the successful reorganisation and restructuring of the Company.

The Committee, with the benefit of professional advice, is aware what comparable companies are paying and takes account of relative performance. The Committee believes that the remuneration packages of the Executive Directors are broadly similar to those awarded by other relevant companies.

Participation in share option schemes is the only, but a significant, performance related element attaching to each Executive Director's remuneration package. No Director during the year received any bonus in respect of the year.

The Committee's policy on granting options under, and the Directors' participation in, the share option schemes is set out on page 30.

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board. In deciding an appropriate level of fees for each non-Executive Director, the Board considered the responsibility and time commitments taking into account the number of Board meetings, special meetings and the time required for reading Board and other papers plus the membership and chairmanship of the Audit Committee, the Remuneration Committee, the Nomination Committee and the Pension Committee plus Sir John Craven's chairmanship of the Board, together with extensive overseas travel on behalf of the Company.

Directors' Remuneration

For the year ended 30 September 1999 the remuneration packages of Directors were as follows:

Director	Salary and Fees £	Benefits in Kind[1] £	Total for Year to 30.9.99 £	Total for Year to 30.9.98 £
Executive Directors				
N J Morrell	450,000	16,723	466,723	630,493
S E Jonah[3]	Nil		Nil	50,000
J N Robinson[4]	100,000	10,107	110,107	
Non-Executive Directors				
Sir John Craven	120,000		120,000	150,000
P J Harper	50,000		50,000	70,000
Sir Alastair Morton	70,000		70,000	38,889
J R B Phillimore	40,000		40,000	40,000
Former Directors				
R E Whitten[5]	206,000	6,650	212,650	423,711
T A Wilkinson[6]	335,000	45,594	380,594	435,948

Notes:

(1) Benefits in kind comprised mainly the provision of a motor car for the use of each Director and the provision of private medical insurance and, in the case of Mr T A Wilkinson, additional costs of his relocation from South Africa to England in 1997 and an education allowance for his children.

(2) The Company currently operates no bonus scheme for Directors and operated none during the year ended 30 September 1999.

(3) Mr S E Jonah was paid no fees as a Director of the Company. He is an employee of Lonmin Plc, but is also the Chief Executive of Ashanti Goldfields Company Limited, which company reimburses Lonmin Plc all his remuneration and benefits and would reimburse any termination payments made to him.

(4) Mr J N Robinson was appointed as a Director on 1 April 1999, on which date his salary became £200,000 per annum.

(5) Mr R E Whitten retired early as a Director on 31 March 1999 and was made a payment of £424,896 in lieu of notice, which figure is in addition to the sum disclosed above resulting in a total remuneration of £637,546.

(6) Mr T A Wilkinson resigned as a Director on 1 November 1999.

(7) No long-term incentives have been awarded to Directors other than the share options set out on page 30. No options have been awarded since August 1998 to any Director or employee except to Mr J N Robinson upon his appointment as a Director.

Service contracts

As first reported in 1997, the Remuneration Committee agreed service contracts which were entered on 26 June 1997 between the Company and Mr N J Morrell, as Chief Executive, and on 1 December 1997 between the Company and Mr T A Wilkinson. These were terminable by the Company until 1 April 1999 upon not less than 24 months' prior written notice. From 1 April 1999 Mr Wilkinson, who ceased to be a Director on 1 November 1999 but remains an employee, was entitled to 364 days' prior written notice. During the year Mr Morrell's contract was revised so that from 1 April 1999 the notice to be given to Mr Morrell is reduced by one week immediately following the expiry of each week during which the contract subsists until 31 March 2000, whereafter 364 days' prior written notice shall be given. Thus at 30 September 1999 he was entitled to 18 months' notice. If the Company elects not to require Mr Morrell to work out the extended notice period, the salary and the value of the contractual benefits will be paid in lieu. Pursuant to the contract Mr Morrell was during the year entitled to a salary, subject to annual review, of £450,000 per annum excluding pension contributions and other benefits (being principally the provision of a car and health care insurance). The Committee considered the temporary extended notice periods entirely appropriate in order to provide an element of job security during a period of major restructuring of the Company. Since the Board has set as an objective that all executive Directors will have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect. None of the Directors offering themselves for re-election at the Annual General Meeting in 2000 has a service contract with a notice or contract period of more than 364 days.

Directors' Report on Remuneration

Non-Group directorships

No Executive Director holds any executive directorship or appointment outside the Group. However, Mr S E Jonah, the Chief Executive of Ashanti Goldfields Company Limited, is a director of Commonwealth Africa Investment Fund Limited which reimburses him fixed expenses. Mr G E Haslam is a director of International Platinum Association, Frankfurt, and World Fuel Cell Council, Frankfurt. Mr E H J Stoyell is a director of World Coal Institute, England. Mr Jonah, Mr Haslam and Mr Stoyell do not retain any fees in respect of these non-Group directorships. The Board believes that directorships and appointments outside the Group can be appropriate if they help Directors gain additional experience or promote the interests of the Group as a whole.

Pensions

Mr N J Morrell, Mr J N Robinson and Mr T A Wilkinson are members of The UK Lonmin Superannuation Scheme which is a contributory final salary scheme established as an independent trust and provides benefits for Directors and staff of Lonmin Plc and certain other associated companies. The Scheme is fully funded and normal retirement age for all members who were in service at 1 April 1998 is 60. The Company was not required to make any contribution to the Scheme during the year because of the strong financial position of the Pension Fund. The Directors and staff in service continued to make contributions from salary.

The Scheme is designed to enable all members to obtain a good standard of benefit from secure and well-managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The Scheme, which is contracted-out of the State Earnings Related Pension Scheme, complies with all relevant legislation, including the Pensions Act 1995. Independent high-quality advice is used in administering the Scheme and managing the assets.

Pension commutation at retirement, in order that participants may exchange part of their pension for a tax free lump sum within Inland Revenue limits, is permitted.

In the event of death whilst in service a capital sum equal to 4 x salary is payable together with a pension to a qualifying spouse or dependant of 66.66 per cent of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training an allowance to them would also be payable.

In the case of death after retirement, a spouse's pension of 66.66 per cent of the member's pre-commutation pension would be payable, revalued up to the time of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

In the event of death after leaving service but prior to retirement, a pension to a qualifying spouse or dependant would also be payable.

Pursuant to the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are increased each year once in payment by the lower of five per cent and the increase in RPI (Retail Prices Index). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

The Inland Revenue Cap which restricts both pension and life assurance benefits for higher paid individuals who became members on or after 1 June 1989 does not apply to Mr Morrell, Mr Robinson or Mr Whitten who were members before that date. The cap does apply to Mr Wilkinson. He is paid annually, with effect from 1 October 1997, £34,000, being the then sterling equivalent of Rand 253,000, to invest in a pension arrangement of his choice because The Lonrho Group Pension Fund in South Africa, of which he was a member, was wound up with effect from 30 November 1997, and no further contributions have been made to that scheme.

Mr S E Jonah has a personal pension arrangement. This is a non-contributory arrangement funded entirely by the Company which is reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited.

Mr G E Haslam is a member of The Lonrho Superannuation Scheme (Overseas) established in Jersey to provide benefits broadly similar to those under the UK Scheme for Directors and senior Group Executives employed overseas. This is a non-contributory Scheme funded entirely by the Company.

Mr E H J Stoyell is a member of the The Lonmin Pension Fund and the Mine Officials Pension Fund, each established in South Africa. The Lonmin Pension Fund is a defined contribution fund to which members contribute 7.5 per cent of their salaries and their employer contributes a total of 13.5 per cent towards the retirement, disability and death benefits of the fund. Mr Stoyell's contribution to the Mine Officials Pension Fund was suspended in September 1991, but he continues to be a member of this fund.

No element of a Director's remuneration package other than basic salary is pensionable.

Director	Age at 30.9.99	Years of service at 30.9.99	Increase in transfer value[1] £	Additional pension earned in the year[2] £	Accrued pension entitlement at year-end 30.9.99[3] £
N J Morrell	52	20	95,769	8,293	215,587
J N Robinson	45	20	25,162	2,972	40,289
R E Whitten[4]	59	21	261,023	15,889	269,222
T A Wilkinson[5]	53	2	40,614	3,071	5,285

Notes:

(1) The increase in transfer value represents the additional capital amount necessary, less Directors' contributions, to fund the increase in the accrued pension (above inflation) that a Director would take with him as part of the total transfer value if he were to leave the Company and move his benefits to another scheme. The transfer value is not a sum due to the Director.

(2) The additional pension earned in the UK in the year is that in excess of UK inflation at 1.1 per cent.

(3) The pension entitlement shown above for the four participants is that which would be paid annually on retirement at age 60 based on service to 30 September 1999.

(4) Mr Whitten retired early on 31 March 1999. He is a member of the UK scheme and the Company arranged for the augmentation of his accrued pension benefits to the level which they would have been if he had completed a further 364 days' service (being the notice period under his service contract). Accordingly the figures shown for Mr Whitten are for the complete financial year, even though he served only half of it.

(5) Mr Wilkinson had 25 years of service with the Group in South Africa and was a member of the South African Scheme up to 30 November 1997 when that scheme was wound up. His entitlement under that scheme was transferred to a personal pension arrangement of his choice and the entitlement is based in Rand.

(6) No figures are shown for Mr S E Jonah because, as noted above, the contributions made by the Company are reimbursed by Ashanti Goldfields Company Limited. No figures are shown for Mr G E Haslam and Mr E H J Stoyell because they were appointed as Directors after the year-end.

(7) The accrued pension entitlement at 30 September 1998 for Mr N J Morrell, as the highest paid Director, was £205,038.

The pension entitlements shown exclude any benefit which might be attributable to additional voluntary contributions.

There is no undertaking or expectation for any other pension benefit to be arranged for any Director by the Company.

Share Option Schemes

As noted below an option was granted under one of the Company's share option schemes to Mr J N Robinson upon his appointment as a Director. No other options were granted to Directors or to employees during the year. Directors are encouraged to hold the shares issued to them upon the exercise of options, although it is accepted that some may need to be sold to finance the subscription cost and any taxation arising.

The Remuneration Committee's policy when granting options is to provide Directors and employees with an incentive to further the interests of the companies for which they work and to permit them to benefit from an improvement in the Company's performance to which they have thereby contributed.

Set out on page 30 are the options held over ordinary shares of the Company by Directors.

Under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 the exercise of options granted before 1998 is subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders is greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition has not yet been attained and thus the options cannot yet be exercised. The exercise of options granted in 1998 and 1999 under those schemes is subject to attainment of a similar performance condition, but the total return to shareholders must be greater than the total return on the Mining (formally Extractive Industries) Sector of the FTSE Actuaries Share Indices. Further information on the performance condition is given in Note 25 to the accounts. No performance condition attaches to options granted under the other schemes.

In the three-year period to 30 September 1999 the total return to Lonmin shareholders grew by 37.14 per cent compared with 56.84 per cent growth in the total return on the FTSE Actuaries All-Share Index.

Directors' Report on Remuneration

Except under the savings related share option schemes no options have been granted with an exercise price at a discount to the market price at the time the exercise price was set.

No options were held by the non-Executive Directors.

	Number of shares under option 1.10.98 *Shares of £1*	30.9.99 and 9.12.99 *Shares of £1*	Exercise price	Name of scheme[1]	Date of grant	Date from which normally first exercisable	Expiry date
G E Haslam[2]	1,566	1,566	408.6272p	(e)	20.7.1994	20.7.1997	20.7.2004
	1,566	1,566	490.0334p	(e)	14.2.1995	14.2.1998	14.2.2005
	60,000	60,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	63,132	63,132					
S E Jonah	10,963	10,963	828.4278p	(b)	12.7.1990	12.7.1993	12.7.2000
	7,831	7,831	241.0262p	(b)	1.7.1992	1.7.1995	1.7.2002
	6,818	6,818	199.20p	(c)	11.8.1992	25.9.1999	25.3.2000
	15,662	15,662	375.1070p	(b)	1.7.1993	1.7.1996	1.7.2003
	1,944	1,944	383.08p	(c)	5.8.1993	25.9.2000	25.3.2001
	31,324	31,324	434.1664p	(e)	4.8.1994	4.8.1997	4.8.2004
	130,000	130,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	204,542	204,542					
N J Morrell[5]	10,963	10,963	828.4278p	(a)	12.7.1990	12.7.1993	12.7.2000
	15,662	15,662	375.1070p	(a)	1.7.1993	1.7.1996	1.7.2003
	4,501		383.08p	(f)	20.7.1994	1.9.1999	29.2.2000
	31,324	31,324	434.1664p	(d)	4.8.1994	4.8.1997	4.8.2004
	170,000	170,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	232,450	227,949					
J N Robinson[2]	4,385	4,385	828.4278p	(a)	12.7.1990	12.7.1993	12.7.2000
	3,132	3,132	408.6272p	(d)	20.7.1994	20.7.1997	20.7.2004
	3,132	3,132	490.0334p	(d)	14.2.1995	14.2.1998	14.2.2005
	45,000	45,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	7,986	7,986	216.0p	(f)	9.9.1998	1.11.2003	30.4.2004
	50,000	50,000	453.0p	(e)	1.4.1999	1.4.2002	1.4.2009
	113,635	113,635					
E H J Stoyell[2] and [7]	2,113	2,113	408.6272p	(e)	20.7.1994	20.7.1997	20.7.2004
	2,113	2,113	490.0334p	(e)	14.2.1995	14.2.1998	14.2.2005
	60,000	60,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	64,226	64,226					
R E Whitten[3]	31,324		434.1664p	(d)	4.8.1994	4.8.1997	4.8.2004
	31,324						
T A Wilkinson	10,963	10,963	828.4278p	(b)	12.7.1990	12.7.1993	12.7.2000
	7,831	7,831	241.0262p	(b)	1.7.1992	1.7.1995	1.7.2002
	31,324	31,324	434.1664p	(e)	4.8.1994	4.8.1997	4.8.2004
	12,000	12,000	250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	118,000	118,000	250.0p	(e)	28.8.1998	28.8.2001	28.8.2008
	180,118	180,118					

Notes:

(1) The Share Option Schemes concerned are :

(a) The Lonmin Share Option Scheme 1984

(b) The Lonmin Overseas and Associate Share Option Scheme

(c) The Lonmin Overseas and Associate Savings Related Share Option Scheme

(d) The Lonmin Share Option Scheme 1994

(e) The Lonmin Overseas and Associate Share Option Scheme 1994

(f) The Lonmin Savings Related Share Option Scheme 1994.

(2) Mr J N Robinson was appointed as a Director on 1 April 1999 and his option interests are applicable on that date and (except for the option granted on that date) on 1 October 1998. Mr G E Haslam and Mr E H J Stoyell were appointed after the year-end, but their option interests are applicable on each of the dates shown.

(3) Mr R E Whitten retired on 31 March 1999. His option remained outstanding on that date.

(4) All options were granted for no cash consideration.

(5) On 30 September 1999 Mr N J Morrell exercised an option under The Lonmin Savings Related Share Option Scheme 1994 over 4,501 shares at an exercise price of 383.08p per share compared with the market price on that date of 640p per share resulting in a gain of £11,564. No other options were exercised by Directors during the year or since and no options lapsed.

(6) By way of comparison with the exercise prices, the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 640p on 30 September 1999, as compared with the high and low quotations for the financial year of 646p and 289p respectively.

(7) Mr E H J Stoyell also has an option over 227,000 ordinary shares of 3.5 cents each of Duiker Mining Limited.

Report of the Directors

For the year ended 30 September 1999

The Directors of Lonmin Plc submit their Report together with the audited Accounts for the year ended 30 September 1999.

Group activities

The name of Lonrho Plc was changed to Lonmin Plc on 18 March 1999. Lonmin Plc is a focused mining company with its principal interests in platinum group metals, coal and gold operations. Other continuing operations include the Bahamas Hotels and F E Wright Group (insurance brokers).

Analyses of Group turnover, operating profit and profit before taxation, distinguishing between principal activities and geographical areas, appear in Notes 2 to 4 to the Accounts and a list of the principal subsidiary undertakings and associates, indicating their main activities, appear on page 75.

A review of developments and of likely future developments in the principal trading operations of the Group and its associates is given in the Chairman's Statement on page 1, in the Chief Executive's Statement on pages 2 and 3, in the Review of Operations on pages 4 to 19 and in the Financial Review on pages 20 and 21.

Companhia do Pipeline Mocambique-Zimbabwe Ltda

On 9 November 1999 the Company sold for a consideration of US$6.26 million (£3.79 million) its investment in 62.6 per cent of the issued share capital of Sociedade Mocambicana de Investmentos SARL ("SMI") which holds a 50 per cent investment in a Mozambique pipeline company – Companhia do Pipeline Mocambique – Zimbabwe Ltda. Although not a substantial disposal for the Company, this information is given in accordance with the Listing Rules of the London Stock Exchange because the purchaser, Hipermark Holding SA, was already a significant minority shareholder of SMI.

Accounting policies

The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles.

Following the disposal of most of the non-mining businesses, the Group's earnings stream is primarily US dollars. The Group's principal functional currency is now the US dollar. The Group has also adopted the US dollar as its reporting currency with effect from 1 October 1998. Sterling equivalent figures are also shown to provide additional assistance to shareholders.

In the year ended 30 September 1999 two changes in accounting policy have been introduced in order to implement the requirements of new Financial Reporting Standards and to present the results of the Group in a more meaningful way. These changes in accounting policy are described in more detail in the Statement on accounting policies on pages 44 to 46.

Group results

An analysis of the Group results for the year is given in the Financial Review on pages 20 and 21.

Dividends

As the Company has now adopted the US dollar as its functional currency, the dividends are determined in US dollars but will be declared and will be payable to shareholders in sterling, converted at exchange rates applicable two days prior to the announcement of each dividend.

The Board recommends a final dividend for the year of 10.4p (17.0 cents). Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on 6 April 2000.

An interim dividend for the year of 7.5p (12.1 cents) was paid on 1 October 1999.

The total dividend for the year is therefore 17.9p (29.1 cents) per share (1998 – 17.2p of which 10p was a Foreign Income Dividend.)

Information on the taxation of dividends is given on page 80.

Dividend Reinvestment Plan/Income and Capital Gains Tax

During the year the Board suspended the offering to shareholders of the opportunity to elect to receive shares in lieu of cash (a scrip dividend) and established instead a Dividend Reinvestment Plan, information on which is given on page 80.

Capital Gains Tax

Information relating to capital gains tax is given on page 80.

Share capital and reserves

The authorised and issued share capital of the Company at 30 September 1999 and matters relating thereto are set out in Notes 24 and 25 to the Accounts.

Total share capital and reserves of the Group amounted to $733 million (£445 million) at 30 September 1999. This compares with $641 million (£377 million) at 30 September 1998.

Full details of the Group and Company reserves and of movements therein during the year are given in Note 26 to the Accounts.

At the Annual General Meeting on 18 March 1999 the Company was authorised to make market purchases of up to 15.9 million shares of £1 each of the Company. No use has been made of this authority and a new authority will be proposed at the forthcoming Annual General Meeting.

Loans

Details of long and short-term loans are shown in Note 19 to the Accounts.

Directorate

The present Board of the Company is as set out on pages 22 and 23. All the Directors named were Directors throughout the year with the exception of Mr J N Robinson who was appointed as Finance Director on 1 April 1999 and Mr G E Haslam and Mr E H J Stoyell who were appointed Executive Directors on 12 November 1999.

Mr R E Whitten retired as Finance Director on 31 March 1999.

Mr T A Wilkinson resigned as an Executive Director on 1 November 1999. The Company retains the services of Mr Wilkinson who will continue to lend to the Board his expertise in the field of mining operations in South Africa and his knowledge of international mining operations and markets generally.

At the forthcoming Annual General Meeting Sir John Craven and Mr P J Harper retire by rotation and Mr J N Robinson, Mr G E Haslam and Mr E H J Stoyell retire having been appointed after the last Annual General Meeting. Being eligible, they offer themselves for re-election. None has a service contract with a notice or contract period of more than 364 days.

Biographical details of all Directors are given on pages 22 and 23.

Directors' interests

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests, all of which are beneficial, of the Directors who held office at the end of the year and at the date of this report are recorded in the Company's Register of Directors' Share and Debenture Interests. The interests of Directors in shares under the Company's share option schemes are shown in the Directors' Report on Remuneration on page 30.

	Lonmin Plc Ordinary Shares of £1 each 1.10.98	Lonmin Plc Ordinary Shares of £1 each 30.9.99	Lonmin Plc Ordinary Shares of £1 each 9.12.99
Sir John Craven	177,752	181,527	183,617
N J Morrell	12,021	16,522	16,660
P J Harper	21,061	21,508	21,755
G E Haslam(1)			Nil
S E Jonah	2,034	2,034	2,034
Sir Alastair Morton	1,543	1,543	1,543
Mr J R B Phillimore	2,545	2,636	2,666
J N Robinson(2)	7,903	8,108	8,186
E H J Stoyell(1)			Nil
T A Wilkinson(3)	5,086	5,086	

Notes:

(1) Mr G E Haslam and Mr E H J Stoyell were appointed Directors on 12 November 1999 and their interests are shown only as at 9 December 1999.

(2) The interest of Mr J N Robinson shown in the first column is at 1 April 1999, being his date of appointment as a Director.

(3) At 1 October 1998 and 30 September 1999 Mr T A Wilkinson had an interest in 2,250 fully paid ordinary shares of Duiker Mining Ltd, a subsidiary of Lonmin Plc, listed in South Africa. Mr Wilkinson ceased to be a Director of Lonmin Plc on 1 November 1999.

Report of the Directors

Substantial shareholdings

As at 9 December 1999 the Company was aware of the following interests in three per cent or more of the Company's issued ordinary share capital:

	Number of Lonmin Plc shares	Approximate Percentage of the Company's issued share capital
Deutsche Bank AG ("DB")	24,075,324	15.07
Merrill Lynch & Co. Inc ("ML") and		
Merrill Lynch Group Inc ("MLG")	23,849,930	14.93
Mercury Asset Management Limited ("MAM")		
ML Invest Plc ("MLI")		
ML Invest Holdings Limited ("MLIH") and ML Invest Inc ("MLII")	23,841,471	14.92
Genesis Investment Management Limited ("GIML")		
Genesis Management Australia Limited ("GMAL")		
Genesis Fund Managers Limited ("GFML") and		
Genesis Asset Managers Limited ("GAML")	8,451,684	5.29%
Standard Life Group ("SLG")/Standard Life Investments ("SLI")	9,417,755	5.90%
Barclays Plc ("Barclays")	6,450,998	4.04%
Fleming Investment Management Limited ("FIM")	6,021,656	3.77%
Prudential Plc ("Prudential")	5,616,945	3.52%

Notes:

DB has notified the Company that other than five shares the interests are held on behalf of a number of clients whose portfolios are managed on a discretionary basis by companies within DB acting as fund managers. The interests of DB have been notified pursuant to the requirements of the Companies Act 1985.

ML and MLG are each holding companies of MLI, MLIH and MLII which are holding companies of MAM and of certain other companies and each has the interests disclosed by MAM. ML and MLG are also interested in a further 8,459 shares. The interests of MAM, ML, MLG, MLI, MLIH and MLII have been notified pursuant to the requirements of the Companies Act 1985.

GIML has notified the Company that GIML, GMAL, GFML and GAML each have discretionary investment management authority over a certain number of shares totalling 8,451,684 in all.

SLG and SLI have notified to the Company a material interest in 6,793,006 shares and a non-material interest in 2,624,749 shares. The material interest has been notified pursuant to the requirements of the Companies Act 1985. SLI has notified the Company that its interests are held as an investment manager on a discretionary basis for undisclosed principals.

Barclays has notified to the Company a material interest in 3,135,857 shares and a non-material interest in 3,315,141 shares. These interests are held primarily by Barclays Global Investors, its subsidiary, as fund managers on a discretionary basis for undisclosed principals.

FIM and associated companies have notified the Company that their interests are held as a fund manager on a discretionary basis.

Prudential has notified to the Company a material interest in 4,872,061 shares and a non-material interest in 744,884 shares. These interests are held as a fund manager on a discretionary basis for undisclosed principals. The material interest has been notified pursuant to the requirements of the Companies Act 1985.

Charitable and political donations in the United Kingdom

Charitable donations made by the Group during the year in the United Kingdom amounted to $56,401 (£34,615). No political donations were made.

In addition the Company has granted, for a nominal service charge, a licence to African Medical & Research Foundation (AMREF) to occupy temporarily spare offices at the Company's head office in London. AMREF is a registered charity providing health services to those in need on the African Continent. Primary health care is the basis for AMREF's activities which are structured into five Programme Areas: Child and adolescent health and development; Sexual and reproductive health including HIV/AIDS (which is a major concern to the Lonmin Group especially in South Africa); Environmental health; Clinical services and Emergency response (including the Flying Doctor service); and Health policy and systems reform.

Litigation

It is claimed by Lonmin South Africa Limited ("LSAL") and certain directors of Western Platinum Limited ("WPL") that there has been a breach of warranty given by Impala Platinum Holdings Limited, Impala Platinum Limited, Platcor Limited and Gazelle Platinum Limited (together the "Implats parties") to WPL and LSAL (together the "Lonmin parties") in the agreement dated 15 January 1990 between the Lonmin parties and the Implats parties under which the Karee Mine was sold to WPL. The Lonmin parties claim that the existence of an iron-rich amorphous body in the rock layers at the Karee Mine was known to the Implats parties before the agreement referred to above was entered into but was not disclosed to the Lonmin parties and that the effect of the intrusion is that less ore would be mined, the cost of mining would increase and certain capital expenditure would be incurred earlier. LSAL has written to the Implats parties claiming on behalf of the Lonmin parties damages in respect of the alleged breach of warranty. Implats has stated that in its view the claims of the Lonmin parties have no foundation on the grounds claimed or at all and have indicated that the claim will be resisted.

The quantum of damages claimed by the Lonmin parties has now been determined in the sum of R358 million ($59 million), and a demand was served on the Implats parties on 20 August 1997 demanding payment of the sum of R358 million ($59 million) plus interest thereon at the rate of 15.5 per cent from 20 August 1997 to the date of payment.

The institution by WPL of an action in relation to such alleged breach was deferred pending judgement in preparatory proceedings before the South African Courts to determine whether the board of directors of WPL or the shareholders of WPL are empowered to commence such an action. Judgement was given on 11 March 1998 in terms of which it was declared that WPL and its shareholders were not entitled to commence an action in relation to the alleged breach. Leave for appeal against this judgement has been granted and the appeal will be heard on 9 March 2000. Lonmin's South African legal advisers advise that the prospect of success both on the appeal and on the breach of warranty claim itself remains good.

Research and development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining.

Environmental management

The introduction and maintenance of environmental policies are the responsibility of divisional management, with each division tailoring its requirements to its particular business. A basic minimum standard applied throughout the Group is, however, that companies comply with the environmental legislation prevailing in the country in which they operate. The Board monitors this standard by a system of exception reporting on a monthly basis.

The Group's Platinum mines have approved Environmental Management Programmes (EMPR's) in accordance with the Minerals Act in South Africa, whereby they are required to meet target objectives and achieve specific environmental standards.

An extensive ground water monitoring programme has been implemented in order to quantify the effect that the mining operations have on underground water and areas adjacent to the property. Results to date have revealed little or no evidence of pollution. In October 1999 approval under Section 21 of the Water Act was obtained for all three platinum mines and the smelter/base metal refinery with only approval for the Western Platinum Refinery still outstanding. Emissions from the smelter stack and the effect of these emissions on the surrounding area are also regularly monitored and are well within the statutory requirements. The Precious Metal Refinery continues to progress towards achieving ISO 14001 certification by September 2000 and the remaining parts of the organisation are aiming to be compliant within two years.

An environmental awareness training programme for senior management and employees has commenced covering environmental legislation, management systems and auditing.

During the year three of Duiker's EMPR's were approved and the remainder are awaiting approval by the Department of Minerals and Energy. Continuous monitoring, assessment and amendment of these EMPR's is ongoing to accommodate the requirements of newly promulgated legislation.

Duiker continues to play an active role in the various voluntary river catchment forums established to identify all water-related problems, with particular success in the Northern Kwa-Zulu Natal region. Bio-monitoring of the aquatic systems on Duiker's collieries has been introduced on a bi-annual basis. Extensive geo-hydrological studies have been undertaken resulting in the successful commissioning of a co-disposal discard dump at the Tselentis Colliery.

Statutory compliance audits have been successfully undertaken by various external parties during the year on the company's owned mines.

Mr G E Haslam, Mr E H J Stoyell and Mr N J Morrell are jointly responsible for environmental matters.

Report of the Directors

In line with the new accounting requirements of Financial Reporting Standard No 12 the total estimated provision for rehabilitation of the Group's mines has been shown on the balance sheet in long-term provisions at an amount of $56 million (£34 million). A related asset has also been shown within fixed assets and during the year $13 million (£8 million) of this was amortised. The balance will be written off over the useful lives of the respective mines.

Year 2000 compliance

Initiatives to ensure that all electronic systems used by Group companies are Year 2000 compliant were started in 1997. These initiatives covered the following areas:

- to assess Year 2000 risks associated with hardware, software and non-information technology systems used throughout the Group and to perform the necessary remediation and testing to achieve Year 2000 compliance
- to assess and monitor the development and implementation of Year 2000 strategies among customers of Group companies and suppliers to Group companies
- to have in place a system for maintaining the ongoing Year 2000 compliance on completion of remedial work
- to have in place contingency plans to cater for systems or operating equipment failure.

Each division and Head Office formed a committee to monitor the above initiatives and formal plans and timetables were established.

All business critical systems and operating equipment of the Group have either been tested and are believed to be compliant or have been rectified and are now believed to be compliant. It is also believed that operations operated by third parties have applied Year 2000 strategies in order to attain compliance.

Contingency plans have been developed by Head Office and Group companies and are continually being updated.

Based on the above, Lonmin Plc believes that it and Group companies have taken responsible steps to ensure Year 2000 compliance, although it is not possible to provide absolute guarantees due to the nature of the Year 2000 issue.

The total costs incurred on the Year 2000 compliance programme amount to $4 million (£3 million) of which $3 million (£2 million) relates to upgrading replacement which would have been incurred regardless. Costs are capitalised where systems are enhanced.

Policy on the payment of creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by the Better Payment Practice Group from whom information about and a copy of the Code can be obtained at c/o Polhill Communications, 48 Artillery Lane, London E1 7LS. The Company thus has a consistent policy of paying its bills in accordance with contracts. In respect of the year ended 30 September 1999 the Company's policy was to settle the terms of payment with its suppliers when agreeing the terms of each transaction, to ensure that those suppliers are made aware of the terms of payment and to abide by the terms of payment. Trade creditors at 30 September 1999 represented three days of annual purchases.

Pension schemes

The pension schemes of Lonmin Group companies in the United Kingdom are, for investment purposes, members of the Lonmin Group Common Investment Fund. This Fund is currently managed by Phillips & Drew Fund Management Limited, Prudential Portfolio Managers Limited and Legal & General Investment Management Limited. At the year-end the Common Investment Fund had investments valued at £192 million, with less than 0.13 per cent invested in 38,624 Lonmin shares.

The Fund has no investments in property or companies related to the Lonmin Group, nor has it entered into any stock lending or loans to Lonmin Group companies or anyone else.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 2000 Annual General Meeting will be held at 11.00 am on Friday, 10 March 2000 at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8. The Notice of Meeting is set out on pages 77 and 78 and contains an explanation of the item of Special Business.

Directors' responsibilites

A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section on pages 24 and 25.

By Order of the Board
M J PEARCE, *Secretary*

9 December 1999

Auditor's report to members of Lonmin Plc

We have audited the financial statements on pages 38 to 75.

Respective responsibilities of Directors and the Auditor

As described on pages 24 and 25 the Group's Directors are responsible for the preparation of the financial statements. Our responsibilities, as independent auditors, are established by statute, the Auditing Practices Board, the Listing Rules of the London Stock Exchange, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the company is not disclosed.

We review whether the statement on pages 24 and 25 reflects the Group's compliance with those provisions of the Combined Code specified for our review by the Stock Exchange, and we report if it does not. We are not required to form an opinion on the effectiveness of the Group's corporate governance procedures or its internal controls.

We read other information contained in the Annual Report, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 1999 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants,
Registered Auditor,
London

9 December 1999

Consolidated profit and loss account

For the year ended 30 September

1999 £m	1998 Restated £m		Note	1999 $m	1998 Restated $m
705	1,220	**Turnover (including share of associates)**	2	1,148	2,028
705	644	**– continuing operations**		1,148	1,071
	576	– discontinued operations			957
(155)	(153)	Less share of associates' turnover		(252)	(255)
550	1,067	**Group turnover**		896	1,773
		Operating profit	1,3		
112	97	**Group – continuing operations**		183	161
	37	– discontinued operations			61
	(2)	– exceptional costs – discontinued operations			(3)
112	132			183	219
22	21	Share of associates' operating profit		35	36
134	153	**Total operating profit**		218	255
134	155	Excluding exceptional items		218	258
	(2)	Exceptional items			(3)
		Profit/(loss) on sale or termination of operations	7		
(2)	(1)	Group – continuing operations		(4)	(2)
	(17)	– discontinued operations			(33)
1	(6)	Share of associate – continuing operations		2	(10)
133	129	Profit before net interest payable and similar items		216	210
(18)	(42)	Net interest payable and similar items	6	(28)	(70)
115	87	**Profit/(loss) before taxation**	1,4	188	140
116	113	Excluding exceptional items		190	188
(1)	(26)	Exceptional items		(2)	(48)
(10)	(24)	Taxation	8	(16)	(39)
105	63	Profit/(loss) after taxation		172	101
106	98	Excluding exceptional items		173	164
(1)	(35)	Exceptional items		(1)	(63)
(25)	(23)	Minority interests		(42)	(38)
80	40	**Profit/(loss) for the year**	1,26	130	63
80	75	Excluding exceptional items		130	125
	(35)	Exceptional items			(62)
(29)	(27)	Dividends	9	(46)	(46)
51	13	**Retained profit/(loss) for the year**		84	17
50.0p	22.5p	Earnings per share	10	81.5¢	35.6¢
50.1p	42.5p	Earnings per share excluding exceptional items	10	81.7¢	70.8¢
47.0p	22.5p	Fully diluted earnings per share	10	77.0¢	35.6¢
17.9p	17.2p	Dividends per share	9	29.1¢	29.1¢

The 1998 figures have been restated to reflect the change in accounting policy to translating results at weighted average exchange rates instead of the previous policy of translating results at closing exchange rates. The 1998 figures have not been restated to reflect the change in accounting for rehabilitation costs as the profit effect is not material. 1998 discontinued operations include the results of Dutton Forshaw, Princess Hotels, Sunley Turriff and Willoughbys which were sold and Lonrho Africa which was demerged.

Consolidated balance sheet

As at 30 September

1999 £m	1998 Restated £m		Note	1999 $m	1998 Restated $m
		Fixed assets			
639	583	Tangible assets	11	1,049	991
		Investments:			
146	119	Associates	12	240	204
6	12	Other investments	13	11	20
152	131			251	224
791	714			1,300	1,215
		Current assets			
38	36	Stocks	14	63	61
68	87	Debtors	15	111	147
17	13	Investments	16	27	21
67	119	Cash at bank and in hand		110	203
190	255			311	432
(164)	(191)	**Creditors**: amounts falling due within one year	17	(267)	(325)
26	64	**Net current assets**		44	107
817	778	**Total assets less current liabilities**		1,344	1,322
		Creditors: amounts falling due after more than one year			
(106)	(110)	Convertible debt		(175)	(189)
(70)	(95)	Other		(114)	(159)
(176)	(205)		18	(289)	(348)
(41)	(59)	**Provisions for liabilities and charges**	21	(67)	(99)
600	514			988	875
		Capital and reserves			
160	158	Called up share capital	24	262	268
189	189	Share premium account	24	310	322
11	13	Revaluation reserve	26	19	22
(42)	(57)	Other reserves	26	(70)	(97)
127	74	Profit and loss account	26	212	126
445	377	**Equity interests**		733	641
155	137	**Minority equity interests**	27	255	234
600	514			988	875

The financial statements were approved by the Board of Directors on 9 December 1999 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Consolidated cash flow statement

For the year ended 30 September

1999 £m	1998 Restated £m		Note	1999 $m	1998 Restated $m
		Net cash inflow from operating activities	32		
150	125	– continuing operations		240	209
	27	– discontinued operations			45
150	152			240	254
2	4	**Dividends received from associate**		4	7
5	17	Interest – received		8	29
(29)	(55)	– paid		(40)	(92)
(14)	(4)	Dividends paid to minorities		(23)	(7)
(38)	(42)	**Returns on investment and servicing of finance**		(55)	(70)
(12)	(29)	**Taxation**		(20)	(49)
(73)	(50)	**Capital expenditure and financial investment**	33	(120)	(83)
(27)	135	**Acquisitions and disposals**	34	(45)	224
(24)	(37)	**Equity dividends paid**		(38)	(61)
(22)	133	**Net cash (outflow)/inflow before financing**		(34)	222
(22)	88	– continuing activities		(34)	143
	45	– discontinued activities			79
		Financing			
2	67	New long-term loans		3	110
6	6	New short-term loans		10	10
(30)	(24)	Repayment of long-term loans		(49)	(40)
(19)	(35)	Repayment of short-term loans		(31)	(57)
(41)	14			(67)	23
2	1	Issue of ordinary share capital		3	2
	(196)	Share buyback			(327)
(39)	(181)	**Net cash outflow from financing**		(64)	(302)
(61)	(48)	**(Decrease)/increase in cash**		(98)	(80)
(61)	(75)	– continuing activities		(98)	(130)
	27	– discontinued activities			50

Statement of total consolidated recognised gains and losses

For the year ended 30 September

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
64	30	Profit for the year – Group	104	46
16	10	– Associates	26	17
(4)		Dilution of the Group's interest in Ashanti	(6)	
9	1	Group share of equity issued by Ashanti	15	2
9	(117)	Exchange adjustments – Group		(119)
4	(8)	– Associates		(14)
98	(84)	Total recognised gains/(losses) relating to the year	139	(68)

There are no exchange adjustments in the US dollar figures for 1999 as the figures are prepared utilising the US dollar as the functional currency. The equivalent sterling figures for 1999 include the translation adjustment from US dollars to sterling on the opening equity figure at 1 October 1998.

The comparative figures for 1998 are not prepared on a comparable basis as the US dollar was not used as the functional currency in this period. The sterling figures represent those exchange adjustments reported last year restated for the utilisation of average exchange rates. The US dollar figures for 1998 include the exchange adjustments originally reported in sterling, the translation adjustment of the sterling equity figures at 1 October 1997 into US dollars, and the differences between the average and closing exchange rates on the profits for the year.

Reconciliation of movement in equity interests

For the year ended 30 September

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
98	(84)	Total recognised gains/(losses) relating to the year	139	(68)
(29)	(27)	Dividends	(46)	(46)
69	(111)	Retained profit/(loss) for the year	93	(114)
	5	Shares issued in lieu of cash dividends		8
	(196)	Share buyback		(327)
	(221)	Demerger of Lonrho Africa		(368)
	9	Net surplus on acquisition of subsidiaries and associates		15
	(19)	Net goodwill on acquisition of subsidiaries by Ashanti		(32)
	(4)	Share buyback in Ashanti		(7)
	(56)	Net surplus realised on sale of subsidiaries		(92)
	(2)	Movement of the Group's interest in Duiker Mining		(3)
(1)	(3)	Other items	(1)	(5)
68	(598)	Net increase/(reduction) in equity interests in the year	92	(925)
377	975	Equity interests at 1 October	641	1,566
445	377	Equity interests at 30 September	733	641

Consolidated historical cost profits

For the year ended 30 September

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
115	87	Reported profit before taxation	188	140
	142	Realisation of property revaluation gains of previous years		232
1	1	Difference between a historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2	2
116	230	Historical cost profit before taxation	190	374

Lonmin Plc company balance sheet

As at 30 September

1999 £m	1998 £m		1999 $m	1998 $m
		Fixed assets		
		Investments:		
265	256	Subsidiaries	435	435
4	4	Other investments	7	7
269	260		442	442
		Current assets		
33	51	Debtors: amounts falling due within one year	53	87
483	458	amounts falling due after more than one year	794	779
44	42	Cash at bank and in hand	72	71
560	551		919	937
(40)	(46)	**Creditors**: amounts falling due within one year	(64)	(78)
520	505	**Net current assets**	855	859
789	765	**Total assets less current liabilities**	1,297	1,301
(214)	(199)	**Creditors**: amounts falling due after more than one year	(351)	(339)
	(17)	**Provisions for liabilities and charges**		(28)
575	549		946	934
		Capital and reserves		
160	158	Called up share capital	262	268
189	189	Share premium account	310	322
189	172	Other reserves	313	292
37	30	Profit and loss account	61	52
575	549		946	934

The notes to the Lonmin Plc company balance sheet can be found on pages 71 to 74.

The financial statements were approved by the Board of Directors on 9 December 1999 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Statement on accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards.

The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements, except as noted below.

In the year ended 30 September 1999 a number of changes in accounting policy have been introduced in order to implement the requirements of new Financial Reporting Standards or to present the results of the Group in a more meaningful way.

The Group has adopted the requirements of the following Financial Reporting Standards:
FRS 10 – Goodwill and intangible assets
FRS 11 – Impairment of fixed assets and goodwill
FRS 12 – Provisions, contingent liabilities and contingent assets
FRS 13 – Derivatives and other financial instruments disclosures
FRS 14 – Earnings per share

The implementation of FRS 10 and FRS 11 has had no impact on the 1999 financial statements. The changes arising from the implementation of FRS 12 are set out in the policy below on rehabilitation costs. The disclosures required by FRS 13 have been included in the financial statements. The calculations of earnings per share have been revised to comply with FRS 14.

Following the disposal of most of the non-mining businesses, the Group's earnings stream is primarily US dollars. The Group's principal functional currency is now the US dollar. The Group has also adopted the US dollar as its reporting currency with effect from 1 October 1998. Sterling equivalent figures are also shown to provide additional assistance to shareholders.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 30 September 1999 and the acquisition method of accounting has been applied. Under this method, the results of subsidiaries acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group exercises a significant influence. The Group participates in commercial and financial policy decisions of an associate through representation on its Board. Ashanti's financial results and net assets are extracted from published information obtained during the year.

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the fair value of purchase consideration differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. No purchased goodwill arose during 1999.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities, results and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Foreign currencies

The Group's functional currency is primarily the US dollar. The reporting currency of the Group is also the US dollar.

Subsidiaries that keep their accounts in currencies other than their functional currency translate them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

Where the functional currency is not the US dollar, the results and assets and liabilities are consolidated by the net investment method. In such cases, profit and loss items are translated into US dollars at weighted average exchange rates, except material exceptional items which are translated at the exchange rate at the date of the transaction.

The use of weighted average exchange rates to translate results is a change in accounting policy from the previous method of using closing exchange rates and is considered to give a fairer and more meaningful reflection of the results of Group businesses.

This change in accounting policy has increased 1998 profit before taxation and profit for the year by $5 million (£3 million) and $2 million (£1 million) respectively.

Sterling equivalents are presented to provide information to shareholders and are derived from the US dollar amounts by translating profit and loss items at average exchange rates and balance sheet items at closing exchange rates.

The principal US dollar exchange rates used are as follows:

	1999	1998
Average exchange rates		
Pounds sterling	**0.61**	0.60
South Africa rand	**6.02**	5.33
Zimbabwe dollar	**37.92**	18.86
Closing exchange rates		
Pounds sterling	**0.61**	0.59
South Africa rand	**6.04**	5.83
Zimbabwe dollar	**38.20**	31.75

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

(a) **Replacement exploration**
This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

(b) **Expansion and new opportunities exploration**
Within or adjacent to a producing unit:
These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point the historical costs are reversed to capital and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:
These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point historical costs are reversed to capital. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, less depreciation. Depreciation is provided, on a straight line basis, to amortise the assets over the estimated useful economic lives of the specific assets concerned or the life of the mine, if shorter, to residual value.

During 1999, the useful economic lives of assets were reassessed. The net book value of assets are depreciated over the estimated remaining economic life. The major fixed assets are depreciated as follows:

Buildings	2 per cent – 10 per cent per annum
Mining assets	4 per cent – 27 per cent per annum
Equipment	5 per cent – 50 per cent per annum

Statement on accounting policies

No depreciation is provided on freehold land and surface mining land which has a continuing value.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Assets included at a valuation are reviewed regularly by the Directors. Independent professional valuations are obtained before incorporating the results of any Directors' review which would reduce the balance sheet value of a tangible fixed asset below its original cost to the Group or which would result in a material increase in its balance sheet value.

Depreciation is charged to profit before taxation on the revised book value from the date of valuation. If the valuation is in excess of the net book value of the relevant asset, the surplus is credited to revaluation reserve. A deficit on valuation of a particular asset, when it is considered to have arisen from a permanent diminution in value, is charged to the profit and loss account to the extent that it is not covered by surpluses arising on prior valuations of that asset which have been previously credited to revaluation reserve.

Capitalised interest

Tangible fixed assets include interest capitalised during the construction period where financed by specific borrowings.

Stocks

Stocks are stated at the lower of cost (which includes an appropriate proportion of production overheads) and net realisable value. Platinum metal stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Deferred tax

Provision is made for deferred tax only to the extent that it is probable that a liability or asset will crystallise in the foreseeable future.

Pension costs and other post retirement benefits

The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working life of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working life of employees in the scheme.

Certain Group companies provide post retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Rehabilitation costs

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. With effect from the 1999 accounts, such costs are provided for in accordance with FRS 12 and are capitalised and amortised over the life of the mine concerned. This is a change in accounting policy from the previous method of accruing for rehabilitation costs over the life of the mine concerned and has had the following effects on prior years' figures:
- fixed assets at 30 September 1998 have been increased by \$13 million (£8 million)
- provisions at 30 September 1998 have been increased by \$33 million (£20 million)
- current asset investments at 30 September 1998 have been increased by \$20 million (£12 million).

The impact on the current year profit and loss account is that net interest payable and similar items has increased by \$2 million (£1 million) and operating profit has increased by a similar amount.

Notes to the accounts

1 Profit for the year

1999 £m	1998 Restated £m		Note	1999 $m	1998 Restated $m
		Turnover			
550	1,067	Group		896	1,773
550	509	Continuing operations		896	846
	558	Discontinued operations			927
(438)	(933)	**Operating costs**		(713)	(1,551)
(438)	(412)	Continuing operations		(713)	(685)
	(521)	Discontinued operations			(866)
		Operating profit			
112	134	Group		183	222
22	21	Share of associates		35	36
134	155			218	258
134	117	Continuing operations		218	195
	38	Discontinued operations			63
		Net interest payable and similar items	6		
(14)	(38)	Group		(22)	(63)
(4)	(4)	Share of associates		(6)	(7)
116	113	**Profit before exceptional items**		190	188
116	92	Continuing operations		190	154
	21	Discontinued operations			34
(1)	(26)	Exceptional items	7	(2)	(48)
115	87	***Profit/(loss) before taxation***		188	140
115	85	Continuing operations		188	142
	2	Discontinued operations			(2)
(10)	(24)	Taxation		(16)	(39)
105	63	**Profit/(loss) after taxation**		172	101
105	74	Continuing operations		172	124
	(11)	Discontinued operations			(23)
(25)	(23)	Minority intetests		(42)	(38)
80	40	**Profit/(loss) for the year**		130	63
80	52	Continuing operations		130	88
	(12)	Discontinued operations			(25)
50.1p	42.5p	**Earnings per share excluding exceptional items**	10	81.7¢	70.8¢
50.1p	32.6p	Continuing operations		81.7¢	54.6¢
	9.9p	Discontinued operations			16.2¢
50.0p	22.5p	Earnings per share based on profit/(loss) for the year	10	81.5¢	35.6¢
50.0p	29.4p	Continuing operations		81.5¢	49.2¢
	(6.8)p	Discontinued operations			(13.6)¢

Notes to the accounts

2 Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned.

Turnover by origin, including share of associates' turnover, is analysed by activity and geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
248	235	Platinum	404	388
233	190	Coal	379	317
151	148	Gold	246	246
73	71	Other	119	120
	576	Discontinued operations		957
705	1,220		1,148	2,028
479	425	South Africa	780	706
151	148	Zimbabwe and Ghana	246	246
68	66	The Americas	110	110
7	5	Europe	12	9
	576	Discontinued operations		957
705	1,220		1,148	2,028

Share of associates' turnover is analysed by activity and geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
36	21	Coal	58	34
118	114	Gold	192	190
1		Other	2	1
	18	Discontinued operations		30
155	153		252	255
36	21	South Africa	58	34
118	114	Zimbabwe and Ghana	192	190
1		Europe	2	1
	18	Discontinued operations		30
155	153		252	255

Turnover by destination, including share of associates' turnover, is analysed by geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
299	287	Europe	486	479
160	135	Asia and Other	260	222
157	139	The Americas	255	230
49	47	South Africa	82	81
40	36	Zimbabwe and Ghana	65	59
	576	Discontinued operations		957
705	1,220		1,148	2,028

Share of associates' turnover by destination is analysed by geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
139	128	Europe	227	214
8	3	Asia and Other	12	4
8	4	South Africa	13	7
	18	Discontinued operations		30
155	153		252	255

3 Operating profit

Operating profit is arrived at as follows:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
550	1,067	**Turnover**	896	1,773
550	491	Continuing	896	816
	576	Discontinued		957
(328)	(747)	Cost of sales	(534)	(1,244)
(328)	(298)	Continuing	(534)	(494)
	(449)	Discontinued		(750)
222	320	Gross profit	362	529
222	193	Continuing	362	322
	127	Discontinued		207
(54)	(50)	Distribution costs	(87)	(83)
(54)	(44)	Continuing	(87)	(73)
	(6)	Discontinued		(10)
(66)	(142)	Administration expenses	(107)	(234)
(66)	(55)	Continuing	(107)	(93)
	(87)	Discontinued		(141)
10	6	Other operating income	15	10
10	3	Continuing	15	5
	3	Discontinued		5
112	134	Group operating profit	183	222
112	97	Continuing	183	161
	37	Discontinued		61
22	21	Share of associates' operating profit	35	36
22	20	Continuing	35	34
	1	Discontinued		2
134	155	**Total operating profit**	218	258
134	117	Continuing	218	195
	38	Discontinued		63

Notes to the accounts

3 Operating profit continued

An analysis of operating profit, including share of associates' operating profit is analysed by activity and geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
79	74	Platinum	129	123
35	28	Coal	57	47
25	19	Gold	41	32
1	2	Other	2	4
(6)	(6)	Central costs	(11)	(11)
134	117		218	195
	38	Discontinued operations		63
134	155	Total operating profit	218	258
110	98	South Africa	178	164
25	19	Zimbabwe and Ghana	41	32
4	5	The Americas	7	8
1	1	Europe	3	2
(6)	(6)	Central costs	(11)	(11)
134	117		218	195
	38	Discontinued operations		63
134	155	Total operating profit	218	258

Share of associates' operating profit is analysed by activity and geographical area below:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
5	3	Coal	8	5
17	17	Gold	27	29
22	20		35	34
	1	Discontinued operations		2
22	21	Share of associates' operating profit	35	36
5	3	South Africa	8	5
17	17	Zimbabwe and Ghana	27	29
22	20		35	34
	1	Discontinued operations		2
22	21	Share of associates' operating profit	35	36

4 Profit before taxation

An analysis of profit before taxation is analysed by activity and geographical area below:

1999 £m	1998 Restated £m		Note	1999 $m	1998 Restated $m
77	63	Platinum		125	104
25	24	Coal		42	41
20	12	Gold		33	20
2	2	Other		4	5
(8)	(9)	Central finance and costs		(14)	(16)
116	92			190	154
	21	Discontinued operations			34
116	113			190	188
(1)	(26)	Exceptional items	7	(2)	(48)
115	87	Profit before taxation		188	140
98	83	South Africa		159	139
20	12	Zimbabwe and Ghana		33	20
5	5	The Americas		9	9
1	1	Europe		3	2
(8)	(9)	Central finance and costs		(14)	(16)
116	92			190	154
	21	Discontinued operations			34
116	113			190	188
(1)	(26)	Exceptional items	7	(2)	(48)
115	87	Profit before taxation		188	140

Profit before taxation is stated after charging:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
3	3	Research expenditure	5	5
	1	Operating lease charges – plant and machinery		1
	1	– other	1	2
34	28	Depreciation charge of owned tangible assets	56	48

Auditors' remuneration amounted to $0.7m (£0.4m) in 1999 (1998 – $1.1m (£0.6m)) including the Company $0.2m (£0.1m) (1998 – $0.3m (£0.2m)). Other professional fees paid to KPMG Audit Plc (and its associates) in the United Kingdom amounted to $0.1m (£0.1m) in 1999 (1998 – $5m (£3m)) including the Company $0.1m (£0.1m) (1998 – $5m (£3m)). 1998 fees related principally to the demerger of Lonrho Africa and the sale of subsidiaries during the year.

Notes to the accounts

5 Employees

The average number of employees during the year was as follows:

	1999 Number	1998 Number
South Africa	24,915	22,546
Zimbabwe	5,489	5,932
The Americas	1,506	1,605
Europe	117	141
Discontinued Operations		25,158
	32,027	55,382

The aggregate payroll costs of these employees were as follows:

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
126	189	Wages and salaries	206	313
126	131	Continuing operations	206	217
	58	Discontinued operations		96
5	10	Social security costs	8	17
5	7	Continuing operations	8	12
	3	Discontinued operations		5
8	7	Other pension costs	12	12
8	6	Continuing operations	12	10
	1	Discontinued operations		2
139	206		226	342
139	144	Continuing operations	226	239
	62	Discontinued operations		103

Full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' Report on Remuneration on pages 26 to 31.

6 Net interest payable and similar items

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
16	48	On bank loans and overdrafts wholly repayable within five years	27	79
8	8	On all other loans	11	13
1		Discounting on provisions	2	
25	56		40	92
4	4	Share of interest of associates	6	7
29	60		46	99
(5)	(18)	Interest receivable	(8)	(29)
(6)		Exchange differences on net debt	(10)	
18	42		28	70

7 *Exceptional items*

1999 £m	1998 £m		1999 $m	1998 $m
		Sale or termination of operations:		
(2)		– Write down of gold and anthracite operations	(4)	
	65	– Profit on the sale of Princess Hotels		105
	8	– Profit on the sale of Dutton Forshaw		14
	(18)	– Provision for the loss on sale of Sunley Turriff		(30)
	(69)	– Provision against investment in Hondo		(116)
	(4)	– Other losses		(8)
(2)	(18)	**Loss on sale or termination of operations**	(4)	(35)
(2)	(1)	Continuing operations	(4)	(2)
	(17)	Discontinued operations		(33)
1	(6)	**Share of exceptional profit/(loss) of associate**	2	(10)
	(2)	**Redundancy and reorganisation costs**		(3)
(1)	(26)	**Net exceptional items before taxation and minority interests**	(2)	(48)
(1)	(7)	Continuing operations	(2)	(12)
	(19)	Discontinued operations		(36)
	(9)	**Taxation**	1	(15)
1		**Minority interests**	1	1
	(35)	**Net exceptional items**		(62)
	(5)	Continuing operations		(9)
	(30)	Discontinued operations		(53)

8 Taxation

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
		United Kingdom:		
5		Corporation tax at 30.5% (1998 – 31%)	8	
(4)		Advance Corporation Tax	(7)	
(1)		Relief for Overseas Tax	(1)	
–	–		–	–
13	14	Overseas tax for the year	21	22
(3)		Prior year adjustments	(5)	
	1	Share of associates' tax		2
10	15	Tax on profit on ordinary activities before exceptional items	17	24
	9	Tax on exceptional items	(1)	15
10	24		16	39

The charge for tax has been reduced by $41m (£25m) (1998 – $20m (£12m)) in respect of accelerated tax allowances in excess of depreciation and other timing differences.

Notes to the accounts

9 Dividends

1999 £m	1998 £m		1999 $m	1998 $m
12	11	Interim 7.5p/12.1¢ (1998 – 7.2p/12.1¢)	19	19
17	16	Final 10.4p/17.0¢ (1998 – 10.0p/17.0¢)	27	27
29	27		46	46

Advance Corporation Tax (ACT) was abolished from 6 April 1999 and the set-off of surplus ACT is restricted by "Shadow ACT" on dividends paid on or after 6 April 1999. At the year-end the Group had surplus ACT of $119m (£72m) carried forward and available for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT" which must be set-off prior to utilisation of surplus ACT amounts to $21m (£13m).

10 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders amounting to $130m (£80m) (1998 – $63m (£40m)) using a weighted average of 159,325,714 ordinary shares (1998 – 178,133,954 ordinary shares).

Earnings per share excluding exceptional items has been calculated on the pre-exceptional profit attributable to shareholders amounting to $130m (£80m) (1998 – $125m (£75m)) using the same weighted average number of ordinary shares as above. The difference between the attributable profit of $130m (£80m) (1998 – $63m (£40m)) and the pre-exceptional profit of $130m (£80m) (1998 – $125m (£75m)) is detailed in note 7 on page 53.

Fully diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by the dilutive outstanding share options and the convertible bonds. These adjustments give rise to an increase in the weighted average number of ordinary shares in issue of 18,405,976 and an increase in the attributable profit of $7m (£4m) arising from the post tax interest saving which would arise on conversion of the bonds net of deferred bond expenses which would crystallise on conversion.

For the year ended 30 September 1998, there is no difference between fully diluted earnings per share and the basic earnings per share figure reported of 35.6¢ (22.5p).

11 Tangible assets

Group	Freehold land and buildings $m	Mining assets $m	Plant, machinery, fixtures and equipment $m	Capital work in progress $m	Total $m
Cost or valuation:					
At 30 September 1998	34	1,057	78	10	1,179
Prior year adjustment		24			24
At 30 September 1998 – restated	34	1,081	78	10	1,203
Additions		106	6	2	114
Disposals		(3)	(1)		(4)
Anthracite and gold assets written off		(4)			(4)
Transfer from fixed asset investments		10			10
Revaluations		(2)			(2)
Transfers between accounts			1	(1)	
At 30 September 1999	**34**	**1,188**	**84**	**11**	**1,317**
Depreciation:					
At 30 September 1998		140	61		201
Prior year adjustment		11			11
At 30 September 1998 – restated		151	61		212
Charge for the year		52	4		56
Disposals		(2)			(2)
Revaluations		2			2
At 30 September 1999		**203**	**65**		**268**
Net book value:					
At 30 September 1999	**34**	**985**	**19**	**11**	**1,049**
At 30 September 1998 – restated	34	930	17	10	991

11 Tangible assets continued

Group	Freehold land and buildings £m	Mining assets £m	Plant, machinery, fixtures and equipment £m	Capital work in progress £m	Total £m
Cost or valuation:					
At 30 September 1998	20	621	47	5	693
Prior year adjustment		14			14
At 30 September 1998 – restated	20	635	47	5	707
Additions		64	4	2	70
Disposals		(2)			(2)
Anthracite and gold assets written off		(2)			(2)
Exchange differences		23	1		24
Transfer from fixed asset investments		6			6
Revaluations		(1)			(1)
At 30 September 1999	**20**	**723**	**52**	**7**	**802**
Depreciation:					
At 30 September 1998		82	36		118
Prior year adjustment		6			6
At 30 September 1998 – restated		88	36		124
Charge for the year		31	3		34
Disposals		(1)			(1)
Revaluations		1			1
Exchange differences		4	1		5
At 30 September 1999		**123**	**40**		**163**
Net book value:					
At 30 September 1999	**20**	**600**	**12**	**7**	**639**
At 30 September 1998 – restated	20	547	11	5	583

The prior year adjustment reflects the change in accounting policy relating to rehabilitation liabilities as noted in the Accounting Policies on page 46.

Cost or valuation of tangible assets includes $55m (£33m) (1998 – $53m (£31m)) in respect of capitalised interest.

In accordance with the Group accounting policies no depreciation has been provided on the following assets having a book value of:

	$m	£m
Freehold land	18	11
Surface mining land	59	36
Hotel property	31	19
At 30 September 1999	**108**	**66**
At 30 September 1998	132	78

The above assets not depreciated include assets amounting to $nil (£nil) (1998 – $4m (£2m)) which have been revalued within the past three years. The above figure for hotel property includes the related land value.

Notes to the accounts

11 Tangible assets continued

Assets shown below at valuation were valued by independent professional valuers or by the Directors after advice from independent professional advisers in the year shown, on the basis of open market value for existing use.

Group	Freehold land and buildings $m	Mining assets $m	Plant, machinery, fixtures and equipment $m	Total $m
Up to 1994		114		114
1998		3		3
Valuation		117		117
Cost	34	1,071	84	1,189
	34	1,188	84	1,306
Capital work in progress				11
At 30 September 1999				**1,317**
Depreciation:				
Valuation		26		26
Cost		177	65	242
At 30 September 1999		**203**	**65**	**268**
Historical cost of revalued assets				
Cost		24		24
Depreciation		10		10
Net historical cost at 30 September 1999		**14**		**14**
Cost		24		24
Depreciation		8		8
Net historical cost at 30 September 1998		16		16

Group	Freehold land and buildings £m	Mining assets £m	Plant, machinery, fixtures and equipment £m	Total £m
Up to 1994		67		67
1998		2		2
Valuation		69		69
Cost	20	654	52	726
	20	723	52	795
Capital work in progress				7
At 30 September 1999				**802**
Depreciation:				
Valuation		16		16
Cost		107	40	147
At 30 September 1999		**123**	**40**	**163**

11 Tangible assets continued

Group	Freehold land and buildings £m	Mining assets £m	Plant, machinery, fixtures and equipment £m	Total £m
Historical cost of revalued assets				
Cost		14		14
Depreciation		6		6
Net historical cost at 30 September 1999		**8**		**8**
Cost		14		14
Depreciation		5		5
Net historical cost at 30 September 1998		9		9

The Directors have valued the following asset after taking into account the advice of the independent professional adviser listed below:

Property valued	Independent professional adviser	Qualification
Corsyn Consolidated Mines	Northland Mining Services 1991 Ltd	Chartered Engineers

12 Associates

Group	Associates at cost $m	Goodwill written off $m	Post-acquisition reserves $m	Total $m
At 30 September 1998	38	(15)	181	204
Undistributed profit			27	27
Dilution of Group's interest in Ashanti			(6)	(6)
Group share of equity issued by Ashanti			15	15
Net funding provided to Douglas Tavistock	1			1
Other			(1)	(1)
At 30 September 1999	**39**	**(15)**	**216**	**240**

Group	Associates at cost £m	Goodwill written off £m	Post-acquisition reserves £m	Total £m
At 30 September 1998	22	(9)	106	119
Undistributed profit			17	17
Dilution of Group's interest in Ashanti			(4)	(4)
Group share of equity issued by Ashanti			9	9
Exchange differences	1		4	5
Net funding provided to Douglas Tavistock	1			1
Other			(1)	(1)
At 30 September 1999	**24**	**(9)**	**131**	**146**

Notes to the accounts

12 Associates continued

1999 £m	1998 £m		1999 $m	1998 $m
		The net assets of associates comprise:		
24	22	Cost or valuation	39	38
(9)	(9)	Goodwill written off	(15)	(15)
131	106	Post-acquisition reserves	216	181
146	119		240	204
		Net cost of associates shown above:		
–	–	Listed on the London and overseas stock exchanges	–	–
15	13	Unlisted	24	23
15	13		24	23

The net cost of associates listed on the London and overseas stock exchanges is less than $1m (£1m).

1999 £m	1998 £m		1999 $m	1998 $m
		Value at 30 September:		
123	184	Listed (market value) – Ashanti	202	313
15	13	Unlisted (Directors' valuations)	24	23

The Group's share of turnover, results and net assets of Ashanti can be analysed as follows:

1999 £m	1998 £m		1999 $m	1998 $m
118	114	Share of turnover	192	190
13	7	Share of profit after exceptional items before and after taxation	22	12
253	213	Share of fixed assets	416	364
49	55	Share of current assets	81	95
(62)	(38)	Share of liabilities due within one year	(103)	(66)
(118)	(126)	Share of liabilities due after more than one year	(194)	(215)
122	104	Share of net assets	200	178

13 Fixed asset investments

Group	Investments $m	Loans $m	Provisions $m	Total $m
At 30 September 1998	15	12	(7)	20
Advances		2		2
Transfers to fixed assets		(10)		(10)
Transfers to short-term loans receivable		(1)		(1)
	15	3	(7)	11

Group	Investments £m	Loans £m	Provisions £m	Total £m
At 30 September 1998	8	8	(4)	12
Advances		1		1
Transfers to fixed assets		(6)		(6)
Transfers to short-term loans receivable		(1)		(1)
Exchange differences	1		(1)	
	9	2	(5)	6

13 Fixed asset investments continued

1999 £m	1998 £m		1999 $m	1998 $m
		Net book value of investments shown above:		
4	4	Unlisted	8	8
		Value at 30 September:		
4	4	Unlisted (Directors' valuations)	8	8

14 Stocks

1999 £m	1998 £m	Group	1999 $m	1998 $m
10	9	Raw materials and consumables	16	15
28	27	Finished goods	47	46
38	36		63	61

15 Debtors

1999 £m	1998 £m	Group	1999 $m	1998 $m
		Amounts falling due within one year:		
51	43	Trade debtors	84	73
1	1	Loans receivable	1	1
14	41	Other debtors	23	69
2	2	Prepayments and accrued income	3	4
68	87		111	147

16 Current asset investments

1999 £m	1998 Restated £m	Group	1999 $m	1998 Restated $m
17	13	Unlisted	27	21

Unlisted investments include $26m (£16m) (1998 restated – $20m (£12m)) held in trust to fund future environmental obligations. These funds were previously netted off against the rehabilitation provision.

Notes to the accounts

17 Creditors

1999 £m	1998 £m	Group	1999 $m	1998 $m
		Amounts falling due within one year:		
2		Bank loans and overdrafts – secured	3	
13	11	– unsecured	21	19
	10	Current loan instalments – unsecured	1	17
2	2	Payments received on account	3	4
46	33	Trade creditors	76	57
6	31	Corporate taxation	11	52
2	2	Indirect taxation and social security	2	3
43	46	Other creditors	70	79
21	32	Accruals	34	54
29	24	Dividends	46	40
164	191		267	325

18 Creditors

1999 £m	1998 £m	Group	1999 $m	1998 $m
		Amounts falling due after more than one year:		
106	110	Loans (note 19) – convertible debt	175	189
5		– other secured	8	
61	92	– other unsecured	99	155
2	2	Corporate taxation	3	3
2	1	Other creditors	4	1
176	205		289	348

19 Loans

1999 £m	1998 £m	Group	1999 $m	1998 $m
		Long-term loans:		
47	47	Unsecured sterling 8% guaranteed convertible bonds due 2006	78	81
8	9	Other unsecured loans	13	13
		Short-term loans:		
59	63	Unsecured sterling 6% guaranteed convertible bonds due 2004	97	108
5		Other loans – secured	8	
53	93	– unsecured	87	159
172	212		283	361
	(10)	Deduct instalments repayable within one year (note 17)	(1)	(17)
172	202		282	344

The unsecured bonds are shown after deducting issue expenses, in accordance with FRS 4. The amount to be repaid on the sterling 6% guaranteed convertible bonds due 2004 is $97.7m (£59.5m) and on the 8% guaranteed convertible bonds due 2006 is $79.6m (£48.5m). Details of the conversion rates are set out in note 24.

19 Loans continued

Loans are repayable over the following periods:

1999 £m	1998 £m		1999 $m	1998 $m
		Secured:		
5		Between two and five years	8	
		Unsecured:		
11	25	Between one and two years	18	42
102	60	Between two and five years	167	102
		Over five years:		
6	6	– by instalments	11	11
48	111	– otherwise	78	189
167	202		274	344

20 Financial Risk Management

The Group's approach to managing financial risk is described in the Financial Review on page 21.

20a Interest rate risk

				Fixed interest rates	
	At fixed interest rates $m	At floating interest rates $m	Total $m	Weighted average interest rates %	Weighted average period for which rates are fixed Years
Financial Liabilities					
United States Dollar		67	67		
South Africa Rand		59	59		
Zimbabwe Dollar		6	6		
Sterling	175	2	177	6.9	5.6
	175	134	309		

	£m	£m	£m	%	Years
Financial Liabilities					
United States Dollar		41	41		
South Africa Rand		36	36		
Zimbabwe Dollar		4	4		
Sterling	106	1	107	6.9	5.6
	106	82	188		

Notes to the accounts

20 Financial Risk Management continued

20a Interest rate risk continued

1999 £m		1999 $m
	The financial liabilities of the Group comprise:	
187	Total borrowings	**307**
1	Other creditors falling due after more than one year	**2**
188		**309**

Floating rate financial liabilities comprise bank borrowings and overdrafts bearing interest at commercial rates.

	At floating interest rates $m	Interest free $m	Total $m
Financial assets			
United States Dollar	40	3	43
South Africa Rand	30		30
Sterling	65		65
	135	3	138
	£m	£m	£m
Financial assets			
United States Dollar	24	2	26
South Africa Rand	18		18
Sterling	40		40
	82	2	84

1999 £m		1999 $m
	The financial assets of the Group comprise:	
67	Cash at bank	**110**
17	Current asset investments	**27**
1	Short-term loans receivable	**1**
85		**138**

Floating rate financial assets comprise bank deposits bearing interest at commercial rates and a trust fund in South Africa used for financing rehabilitation liabilities. Interest free financial assets comprise cash held on premises in respect of the casino division of the Bahamas Hotel operations.

20 Financial Risk Management continued

20b Currency exposures

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currencies. Foreign exchange differences on retranslation of such assets and liabilites are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)			
	SA Rand $m	UK £ $m	Zimbabwe $ $m	Total $m
Functional currency of Group operation:				
US dollar	(29)	(116)	(6)	(151)
Sterling		4		4
	£m	£m	£m	£m
Functional currency of Group operation:				
US dollar	(18)	(70)	(4)	(92)
Sterling		3		3

The South Africa rand net monetary liabilities principally comprise borrowings to finance the coal operations and a rand denominated trust fund used for financing rehabilitation costs. The Zimbabwe dollar net monetary liabilities comprise borrowings to finance the gold operations and the sterling net monetary liabilities largely represent the sterling convertible bonds.

20c Maturity of financial liabilities

1999 £m		1999 $m
15	In one year or less, or on demand	25
11	In more than one year but not more than two years	18
108	In more than two years but not more than five years	176
54	In more than five years	90
188		309

20d Undrawn committed borrowing facilities

1999 £m		1999 $m
39	Expiring in one year or less	65
58	Expiring in more than two years	94
97		159

20e Fair value of financial instruments

Book value 1999 £m	Fair value 1999 £m		Book value 1999 $m	Fair value 1999 $m
67	67	Cash and deposits	110	110
17	21	Current asset investments	27	33
1	1	Short-term loans receivable	1	1
(15)	(15)	Borrowings falling due within one year	(25)	(25)
(106)	(112)	Sterling convertible bonds	(175)	(184)
(66)	(66)	Other borrowings falling due after more than one year	(107)	(107)
(1)	(1)	Other creditors falling due after more than one year	(2)	(2)
(103)	(105)		(171)	(174)

Notes to the accounts

20 Financial Risk Management continued

20f Hedging

Forward sales are undertaken for relatively small proportions of the annual output of platinum and palladium where the Board determines that it is in the Group's best interest to secure a proportion of the future cash flows.

During the year, 15,200 ounces of palladium were sold forward at prices ranging between $288 and $345 per ounce. The difference between these prices and the respective market prices ruling at the time of delivery resulted in an opportunity loss of $0.7 million (£0.4m).

21 Provisions for liabilities and charges

Group	Site rehabilitation $m	Post-retirement medical benefits $m	Other $m	Total $m
At 30 September 1998	26	9	31	66
Prior year adjustment	33			33
At 30 September 1998 – restated	59	9	31	99
Charge/(credit) for the year	1			1
Discounting	2			2
Exchange differences	(2)			(2)
Utilisation	(4)		(26)	(30)
Other		2	(5)	(3)
At 30 September 1999	**56**	**11**		**67**

Group	Site rehabilitation £m	Post-retirement medical benefits £m	Other £m	Total £m
At 30 September 1998	15	6	18	39
Prior year adjustment	20			20
At 30 September 1998 – restated	35	6	18	59
Charge/(credit) for the year				
Discounting	1			1
Exchange differences				
Utilisation	(2)		(15)	(17)
Other		1	(3)	(2)
At 30 September 1999	**34**	**7**		**41**

Provision is made for deferred taxation which is anticipated to be payable within the foreseeable future. The actual liability for deferred taxation at 30 September 1999 is $Nil (£Nil) (1998 – $Nil (£Nil)).

The full potential liability for deferred taxation comprises excess taxation allowances over depreciation provisions of $168m (£103m) (1998 – $157m (£92m)).

An amount of $119m (£72m) (1998 – $134m (£79m)) of surplus Advance Corporation Tax is available for set-off against future United Kingdom corporation tax liabilities.

22 Contingent liabilities

1999 £m	1998 £m	Group	1999 $m	1998 $m
3	6	Third party guarantees	**5**	10

There are no material contingent liabilities in respect of litigation.

23 Net non-interest bearing operating assets

An analysis of Group net non-interest bearing operating assets and of associates' net assets by activity and geographical area is given below:

	1999 Group $m	1999 Associates $m	1999 Total $m	1998 Group $m	1998 Associates $m	1998 Total $m
Platinum	583		583	551		551
Coal	369	40	409	328	26	354
Gold	21	200	221	21	178	199
Other	17		17	(1)		(1)
Central finance	(3)		(3)	1		1
Discontinued operations				(25)		(25)
	987	240	1,227	875	204	1,079
Net interest bearing liabilities			(193)			(164)
Proposed dividends			(46)			(40)
Net total assets			988			875
South Africa	958	40	998	886	26	912
Zimbabwe and Ghana	21	200	221	21	178	199
The Americas	24		24	(7)		(7)
Europe	(13)		(13)	(1)		(1)
Central finance	(3)		(3)	1		1
Discontinued operations				(25)		(25)
	987	240	1,227	875	204	1,079
Net interest bearing liabilities			(193)			(164)
Proposed dividends			(46)			(40)
Net total assets			988			875

	1999 Group £m	1999 Associates £m	1999 Total £m	1998 Group £m	1998 Associates £m	1998 Total £m
Platinum	355		355	324		324
Coal	224	24	248	192	15	207
Gold	13	122	135	13	104	117
Other	10		10	(1)		(1)
Central finance	(2)		(2)	1		1
Discontinued operations				(15)		(15)
	600	146	746	514	119	633
Net interest bearing liabilities			(117)			(95)
Proposed dividends			(29)			(24)
Net total assets			600			514
South Africa	583	24	607	520	15	535
Zimbabwe and Ghana	13	122	135	13	104	117
The Americas	13		13	(4)		(4)
Europe	(7)		(7)	(1)		(1)
Central finance	(2)		(2)	1		1
Discontinued operations				(15)		(15)
	600	146	746	514	119	633
Net interest bearing liabilities			(117)			(95)
Proposed dividends			(29)			(24)
Net total assets			600			514

Notes to the accounts

23 Net non-interest bearing operating assets continued

1999 £m	1998 £m		1999 $m	1998 $m
		Net interest bearing liabilities comprise the following:		
120	104	Net borrowings	197	177
(3)	(9)	Loans receivable	(4)	(13)
117	95		193	164

24 Called up share capital and share premium account

1999 £m	1998 £m			1999 $m	1998 $m
		Authorised			
301	301	300,875,000	Ordinary shares of £1 each	494	512
		Issued			
160	158	159,610,804	Ordinary shares of £1 each, fully paid	262	268

Paid up amount £m	Share premium £m			Paid up amount $m	Share premium $m
		Issued			
158	189	157,633,448	At 30 September 1998	268	322
			(i) The exercise of options under:		
1	1	447,523	The Lonmin Executive Share Option Schemes	1	2
			(at prices ranging from 241p to 490p per share)		
		93,177	The Lonmin Savings Related Share Option Schemes		
			(at prices ranging from 192.8p to 383.1p per share)		
1	(1)	1,436,502	(ii) Shares in lieu of cash dividends	2	(2)
		154	(iii) Conversion of 6% Guaranteed Bonds 2004		
			Exchange differences	(9)	(12)
160	189	159,610,804	At 30 September 1999	262	310

At 30 September 1999 there were outstanding:

(i) £59.5m 6% Guaranteed Convertible Bonds due 2004. The Bonds are convertible at the option of the holders into 9,196,136 ordinary shares of £1 each of the Company at a conversion price of 647p per share up to and including 20 February 2004. During the year £5m nominal of the bonds were re-purchased by the Company.

(ii) £48.5m 8% Guaranteed Convertible Bonds due 2006. The Bonds are convertible at the option of the holders into 7,542,768 ordinary shares of £1 each of the Company at a conversion price of 643p per share up to and including 20 February 2006.

25 Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 are normally subject to attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FT-SE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FT-SE Actuaries Share Indices, for options granted in and after 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FT-SE Actuaries Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

25 Share options continued

During the year options were granted over 50,000 shares of the Company at a subscription price of 453p under The Lonmin Overseas and Associate Share Option Scheme 1994.

At 30 September 1999, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m	Normal exercise period
The Executive Schemes			7 year periods expiring on dates between –
The Lonmin Share Option Scheme 1984	112,616 (241p – 828.4p)	0.7	12.7.2000 and 1.7.2003
The Lonmin Overseas and Associate Share Option Scheme	243,359 (241p – 828.4p)	1.6	12.7.2000 and 7.3.2004
The Lonmin Share Option Scheme 1994	547,525 (250p – 490p)	2.2	20.7.2004 and 28.8.2008
The Lonmin Overseas and Associate Share Option Scheme 1994	3,310,254 (250p – 490p)	9.5	20.7.2004 and 1.4.2009
The Savings Related Schemes			6 month periods expiring on dates between –
The Lonmin Savings Related Share Option Scheme	10,580 (192.8p – 375.1p)	0.02	29.2.2000 and 28.2.2001
The Lonmin Savings Related Share Option Scheme 1994	97,442 (216p – 431p)	0.2	29.2.2000 and 30.4.2006
The Lonmin Overseas and Associate Savings Related Share Option Scheme	50,376 (199.2p – 383.1p)	0.08	25.3.2000 and 25.3.2001
The Lonmin Overseas and Associate Savings Related Share Option Scheme 1994	Nil	0	
	4,372,152	14.3	

Note: 752 individual held options under the share option schemes. 36 held options under the savings related schemes and 739 held options under the Executive Schemes.

26 Reserves

Group	Revaluation reserve $m	Other reserves $m	Profit and loss account $m
At 30 September 1998	22	(97)	126
Profit for the financial year			130
Dividends			(46)
Group share of equity issued by Ashanti		15	
Dilution of Group's interest in Ashanti		(6)	
Exchange differences		21	
Other items	(3)	(3)	2
At 30 September 1999	**19**	**(70)**	**212**
Associates' reserves included in the above are:			
At 30 September 1998		172	9
Share of profits retained by associates			26
Group share of equity issued by Ashanti		15	
Dilution of Group's interest in Ashanti		(6)	
Other items		(1)	
At 30 September 1999		**180**	**35**

Notes to the accounts

26 Reserves continued

Group	Revaluation reserve £m	Other reserves £m	Profit and loss account £m
At 30 September 1998	13	(57)	74
Profit for the financial year			80
Dividends			(29)
Group share of equity issued by Ashanti		9	
Dilution of Group's interest in Ashanti		(4)	
Exchange differences		12	1
Other items	(2)	(2)	1
At 30 September 1999	**11**	**(42)**	**127**
Associates' reserves included in the above are:			
At 30 September 1998		101	5
Share of profits retained by associates			16
Group share of equity issued by Ashanti		9	
Dilution of Group's interest in Ashanti		(4)	
Exchange differences		4	
Other items		(1)	
At 30 September 1999		**109**	**21**

Opening reserves are unaffected by the change in accounting for rehabilitation costs as the profit effect for 1998 was not material.

Cumulative goodwill written off on acquisition of subsidiaries acquired since 23 December 1989 amounts to $3m (£2m) (1998 – $10m (£6m)). Cumulative goodwill written off on subsidiaries acquired prior to 23 December 1989 has not been disclosed as the information cannot be obtained without unreasonable expense and delay.

27 Minority interests

Minority interests includes proposed dividends amounting to $5m (£3m) (1998 – $10m (£6m)).

28 Pension costs

The Group operates a variety of pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $12m (£8m) (1998 – $12m (£7m)), of which $12m (£7m) (1998 – $11m (£6m)) related to overseas schemes.

In the United Kingdom, the schemes are all of a defined benefit nature and the pension costs relating to these schemes have been assessed in accordance with the advice of qualified actuaries based on valuations conducted 1 October 1996 and 6 April 1999. At the dates of the latest actuarial valuations the market value of United Kingdom scheme assets, in aggregate, was $294m (£179m). Assets of the pension schemes were sufficient to cover 107 per cent of the benefits accruing to the members. Employer contribution rates in the United Kingdom schemes vary between 15 and 26 per cent per annum.

The United Kingdom pension charge has been assessed using the methods approved under Statement of Standard Accounting Practice No. 24 with the following principal growth rate assumptions:

Investment return 9 per cent per annum

Salary inflation 7–7.5 per cent per annum

Pension increase 3–5 per cent per annum

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries.

29 Related party transactions

The Lonmin Group's related party transactions are summarised below:

1999 £m	1998 £m		1999 $m	1998 $m
		Transaction with associates:		
8.5	3.0	Funding provided to associates for capital expenditure	13.9	5.0
7.6	2.4	Distributions received from Douglas Tavistock	12.4	4.0
	0.9	Purchase of goods from associates		1.5
	2.7	Sale of goods to associates		4.5
	0.2	Rendering of services to associates		0.3
0.1	0.1	Provision of finance to associates	0.2	0.2
	0.1	Loans due from associates		0.2
4.5		Sale of goods to minority shareholder	7.4	
1.2		Refining charges paid to minority shareholder	1.9	
0.8	0.5	Management contracts – costs incurred	1.3	0.8
0.8		Management contracts – fees reimbursed	1.3	

Details of the Group's principal associate is set out on page 75.

The Lonmin Group had the following arm's length transactions with its overseas pension funds:

1999 £m	1998 £m		1999 $m	1998 $m
	0.6	Purchase of assets from overseas pension funds		0.9

In addition to the above, details of other related party transactions are given in the Report of the Directors on pages 32 to 36.

30 Capital commitments

1999 £m	1998 £m		1999 $m	1998 $m
7	5	Contracted for but not yet provided	12	9

31 Operating leases

The annual commitments of the Group under non-cancellable operating leases were as set out below:

Land and buildings 1999 £m	Land and buildings 1998 £m		Land and buildings 1999 $m	Land and buildings 1998 $m
		Operating leases which expire:		
1	1	Between one and five years	2	1
1	2	Over five years	1	4
2	3		3	5

32 Net cash flow from operating activities

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
112	97	Group operating profit from continuing operations	183	161
34	19	Depreciation charge	56	32
(2)	2	(Increase)/decrease in stock	(3)	4
1	(7)	Decrease/(increase) in debtors	1	(12)
6	14	Increase in creditors	10	24
(1)		Other items	(7)	
150	125	Net cash inflow from continuing operations	240	209
	27	Net cash inflow in respect of discontinued operations		45
150	152	Net cash inflow from operating activities	240	254

Notes to the accounts

33 Capital expenditure and financial investment

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
70	52	Purchase of tangible fixed assets	114	87
3		Increase in current asset investments	5	
(1)	(4)	Sale of tangible fixed assets	(1)	(7)
1	1	Net funding provided to associates	1	1
1	2	Advances of loans receivable	3	4
(1)	(1)	Repayment of loans receivable	(2)	(2)
73	50		120	83

34 Acquisitions and disposals

1999 £m	1998 Restated £m		1999 $m	1998 Restated $m
	136	Purchase of subsidiaries		225
	16	Purchase of minority interest in Scottsdale Princess Partnership		26
27	(274)	Cash paid/(received) on sale of subsidiaries	45	(454)
	(13)	Demerger of Lonrho Africa		(21)
27	(135)		45	(224)

35 Reconciliation of net cash flow to movement in net borrowings

1999 £m	1998 £m		1999 $m	1998 $m
104	259	Balance at 1 October	177	416
61	48	Decrease in cash in the period	98	80
(41)	14	Cash (outflow)/inflow from decrease/(increase) in financing	(67)	23
	(192)	Loans and finance leases disposed of and acquired with subsidiaries		(319)
(4)	(31)	Effect of exchange rate movements	(11)	(33)
	6	Other		10
120	104	Balance at 30 September	197	177

36 Analysis of net borrowings

	At 1 October 1998 $m	Cash flow $m	Transfers $m	Exchange movements $m	At 30 September 1999 $m
Cash at bank and in hand	(203)	90		3	(110)
Overdrafts	12	8		(1)	19
Loans due after one year	361	(46)	(20)	(12)	283
Loans due within one year	7	(21)	20	(1)	5
	177	31		(11)	197

	At 1 October 1998 £m	Cash flow £m	Transfers £m	Exchange movements £m	At 30 September 1999 £m
Cash at bank and in hand	(119)	56		(4)	(67)
Overdrafts	7	5			12
Loans due after one year	212	(28)	(12)		172
Loans due within one year	4	(13)	12		3
	104	20		(4)	120

37 Other parent company disclosures

Tangible assets	Plant, machinery, fixtures and equipment $m
Cost:	
At 30 September 1998 and 30 September 1999	2
Depreciation:	
At 30 September 1998 and 30 September 1999	2
Net book value:	
At 30 September 1998 and 30 September 1999	–

	£m
Cost:	
At 30 September 1998 and 30 September 1999	1
Depreciation:	
At 30 September 1998 and 30 September 1999	1
Net book value:	
At 30 September 1998 and 30 September 1999	–

Subsidiaries	$m
Cost:	
At 30 September 1998	546
Further investment in existing subsidiaries	24
Intergroup transfers	(3)
Disposals	(66)
At 30 September 1999	**501**
Provisions:	
At 30 September 1998	111
Intergroup transfers	(3)
Disposals	(42)
At 30 September 1999	**66**
Net book value:	
At 30 September 1999	**435**
At 30 September 1998	435

Notes to the accounts

37 Other parent company disclosures continued

Subsidiaries	Plant, machinery, fixtures and equipment £m
Cost:	
At 30 September 1998	321
Further investment in existing subsidiaries	15
Intergroup transfers	(2)
Disposals	(41)
Exchange adjustments	12
At 30 September 1999	**305**
Provisions:	
At 30 September 1998	65
Intergroup transfers	(2)
Disposals	(26)
Exchange adjustments	3
At 30 September 1999	**40**
Net book value:	
At 30 September 1999	**265**
At 30 September 1998	256

Fixed asset investments	Investments $m	Loans $m	Provisions $m	Total $m
At 30 September 1998 and 30 September 1999	**13**	**1**	**(7)**	**7**

	Investments £m	Loans £m	Provisions £m	Total £m
At 30 September 1998	7	1	(4)	4
Exchange adjustments	1		(1)	
At 30 September 1999	**8**	**1**	**(5)**	**4**

1999 £m	1998 £m		1999 $m	1998 $m
		Net book value of fixed asset investments		
3	3	Unlisted	6	6
		Value at 30 September:		
3	3	Unlisted (Directors' valuations)	6	6

37 Other parent company disclosures continued

1999 £m	1998 £m	Debtors	1999 $m	1998 $m
		Amounts falling due within one year:		
31	31	Amounts owed by subsidiary companies	51	53
1		Loans receivable	1	
1	20	Other debtors	1	34
33	51		53	87
		Amounts falling due after more than one year:		
483	458	Amounts owed by subsidiary companies	794	779

1999 £m	1998 £m	Creditors	1999 $m	1998 $m
		Amounts falling due within one year:		
	2	Unsecured bank loans and overdrafts		3
3	5	Amounts due to subsidiary companies	6	9
7	15	Other creditors	11	26
1		Accruals	1	
29	24	Dividends	46	40
40	46		64	78

		Creditors		
		Amounts falling due after more than one year:		
214	199	Amounts due to subsidiary companies	351	339

Provisions	Other provisions $m
At 30 September 1998	28
Utilisation	(25)
Other	(3)
At 30 September 1999	–

	£m
At 30 September 1998	17
Utilisation	(15)
Other	(2)
At 30 September 1999	–

1999 £m	1998 £m	Contingent liabilities	1999 $m	1998 $m
3	5	Third party guarantees	5	8
6	26	Guarantees for subsidiaries	10	45
9	31		15	53

There are no material contingent liabilities in respect of litigation.

Notes to the accounts

37 Other parent company disclosures continued

Reserves	Other reserves $m	Profit and loss account $m
At 30 September 1998	292	52
Profit for the financial year		55
Dividends		(46)
Exchange differences	21	
At 30 September 1999	**313**	**61**

Reserves	£m	£m
At 30 September 1998	172	30
Profit for the financial year		34
Dividends		(29)
Exchange differences	17	2
At 30 September 1999	**189**	**37**

Principal Group companies

Including Associates

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Many of the companies shown have subsidiaries in which there are minority interests and some are subsidiaries of companies which have minority interests. The beneficial interest shown below represents the percentage of net assets for the year ended 30 September 1999 attributable to the shareholders of Lonmin Plc after taking account of such minority interests.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Ashanti Goldfields Company Ltd. (associate)‡	Ghana	32	32	Gold mining
Duiker Mining Ltd.	South Africa	72	68	Coal mining
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Independence Gold Mining (Pvt.) Ltd.	Zimbabwe	100	100	Gold mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining
Others				
F E Wright Group Ltd.†	United Kingdom	100	100	Lloyd's insurance brokers
Lonmin Finance Plc†	United Kingdom	100	100	Finance
Lonmin Bahamas Hotels Ltd.	United Kingdom	100	100	Proprietors of hotels in the Bahamas

† The interests in these companies are owned by Lonmin Plc. The interests in the other companies are owned by subsidiaries.

‡ The year-end for Ashanti Goldfields Company Ltd. is 31 December.

A full list of Group companies will be included in the annual return registered with Companies House.

Five year financial record

Year ended 30 September

	1999 $m	1998 $m	1997 $m	1996 $m	1995 $m
Turnover – Total (notes 1,2)	**1,148**	2,028	3,265	3,382	3,358
Turnover – Group (note 2)	**896**	1,773	3,025	3,135	3,127
Profit before exceptional items	**190**	188	162	258	235
Profit before taxation	**188**	140	321	116	251
Profit for the year before exceptional items	**130**	125	78	144	110
Cost of dividend (net)	**46**	46	67	64	66
Fixed assets	**1,300**	1,215	2,218	2,704	2,888
Net current assets	**44**	107	148	66	225
Total assets less current liabilities	**1,344**	1,322	2,366	2,770	3,113
Equity interests	**733**	641	1,568	1,249	1,709
Equity interests per share (cents)	**459**	407	791	638	880
Dividends per share (cents)	**29.1**	29.1	34	32.5	33.7

Notes:

(1) Turnover includes the Group's share of turnover of associates.

(2) The 1995-1997 figures have been restated to reflect the change in accounting treatment of the Lonmin share of Ashanti royalty charges.

(3) The equity interests per share and dividends per share for 1995-1997 have been restated to reflect the 1 for 4 consolidation of shares in April 1998.

(4) In May 1998 shareholders received shares in Lonrho Africa following its demerger from Lonmin. No adjustment has been made to the previous years' figures to reflect this transaction.

(5) Average exchange rates have been applied to translate the 1995-1997 figures into US dollars.

(6) The functional currency of the Group was changed to US dollars with effect from 1 October 1998.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the ninety first Annual General Meeting of Lonmin Plc (registered number 103002) will be held at The Great Hall, The Town Hall, Hornton Street, Kensington, London W8 on Friday, 10 March 2000, at 11.00 am, for the following purposes:

Ordinary business:

1 To receive the Report of the Directors and the Accounts for the year ended 30 September 1999.
2 To declare a final dividend for the year ended 30 September 1999.
3 To re-elect Sir John Craven as a Director.
4 To re-elect Mr P J Harper as a Director.
5 To re-elect Mr G E Haslam as a Director.
6 To re-elect Mr J N Robinson as a Director
7 To re-elect Mr E H J Stoyell as a Director.
8 To re-appoint KPMG Audit Plc as auditors of the Company and to authorise the Directors to agree their remuneration.

Special business:

To consider and, if thought fit, to pass the following resolution:

9 Special Resolution

"THAT pursuant to Article 9 of the Company's Articles of Association the Company be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 163(3) of the Companies Act 1985(as amended)) of up to an aggregate of 15,973,237 ordinary shares of £1.00 each in its capital at a price per share of not more than 105 per cent of the average of the middle market quotations for such a share as derived from the Daily Official List of London Stock Exchange Limited for the five business days immediately preceding the day of such purchase and not less than the nominal value of such share (in each case exclusive of expenses) and that the authority conferred by this Resolution shall expire on 9 June 2001 or, if earlier, the date of the Annual General Meeting in 2001 (except that the Company may make a purchase of its own shares after the expiry of such authority pursuant to any contract made under the authority conferred by this Resolution prior to the expiry of such authority)."

By Order of the Board
M J PEARCE, Secretary
4 Grosvenor Place, London SW1X 7YL

9 December 1999

Notes:

1 Any member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his/her stead. A proxy need not be a member of the Company. A Form of Proxy accompanies this Notice and, to be effective, must be deposited at the Company's Registered Office, or at any of the addresses below, not less than 48 hours before the time appointed for the holding of the Meeting:

(i) Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DB
England

(ii) Mercantile Registrars Limited
11 Diagonal Street
Johannesburg 2001
South Africa

Postal Address:
PO Box 1053
Johannesburg 2000
South Africa

Shareholders who have completed a Form of Proxy may still attend the Meeting and vote in person, should they so wish.

2 Only the registered holders of fully paid ordinary shares or their proxies are entitled to attend and vote at the Meeting. Proxies may vote only on a poll. To be entitled to attend and vote (and for the purpose of the determination by the Company of the number of votes that may be cast), such holders must be registered on the Company's register of members by 6.00 pm (London time) on 8 March 2000, or, in the event of any adjournment of the above Meeting, by 6.00 pm (London time) on the day two days prior to the date fixed for the adjourned Meeting or by the time specified in any written notice given by the Company of the adjourned Meeting.

3 The Register of Directors' Share and Debenture Interests kept by the Company under Section 325 of the Companies Act 1985 is available for inspection at the Registered Office of the Company during normal business hours and will be available for inspection at the Annual General Meeting.

Notice of Annual General Meeting

Final dividend

4 The Directors have recommended a final dividend for the year ended 30 September 1999 of 10.4 pence.

Directors

5 Biographical details of all Directors are given on pages 22 and 23 of the 1999 Annual Report and Accounts.

Authority for the Company to purchase its own shares

6 The Directors have been conscious of the present volatility of the financial markets and of the fact that the share price of any company may at times be depressed for reasons entirely unconnected with itself or its performance and consider it desirable that the Company should continue to have authority to make market purchases of its own shares, although no use has been made of such authority to date. The Directors therefore propose Resolution No 9 which will authorise the Company to make market purchases on the London Stock Exchange of up to 15.97 million ordinary shares of £1.00 each (representing 10 per cent of the issued share capital as at 9 December 1999).

The Directors would use this authority only if they considered that it would be in the best interests of the Company and they could foresee a consequent improvement in earnings per share. On 9 December 1999 the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 583 pence (as compared with the high for 1999 to that date on 29 September 1999 of 646 pence, as similarly derived).

Recommendation

7 The Directors believe that the passing of all the Resolutions will be in the best interests of shareholders as a whole and of the Company and are unanimous in recommending that shareholders vote in favour of them. They will be seeking to ensure that all the votes attaching to the shares in which they are interested (totalling some 236,000 shares which represent some 0.15 per cent of the Company's issued share capital) will be cast in favour.

Lonmin Plc corporate information

Secretary and registered office
M J Pearce FCIS
4 Grosvenor Place
London
SW1X 7YL
Registered in England
Number: 103002

Telephone: 020 7201 6000
Telefax: 020 7201 6100
Email: contact@lonmin.com
Web: http://www.lonmin.com

Group Financial Controller
Miss A J Bradshaw

Auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England
Telephone: 01903 502541
Telefax: 01903 833371

Mercantile Registrars Limited
PO Box 1053
Johannesburg 2000
South Africa
Telephone: 011 370 5000
Telefax: 011 370 5271/2

Principal group bankers
Barclays Bank Plc
Lloyds TSB Bank Plc
Standard Chartered Bank

Financial adviser
Morgan Stanley Dean Witter

Stockbrokers
HSBC Investment Bank Plc
SG Securities (London) Ltd

American depositary receipts (ADR)
The Company has a sponsored Level I ADR programme for which The Bank of New York acts as a Depositary. Each ADR represents one (1) Ordinary share of the Company. The ADRs trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to sharholders, the Depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries may be addressed to:
The Bank of New York, ADR Shareholder Inquiries Department,
PO Box 11258, Church Street Station, New York, NY 10286-1258
Telephone: 1-888-BNY-ADRS (Toll free) or 402-963-9394 (for calls from outside the US)

Analysis of ordinary shareholdings at 1 December 1999

	Number of holdings	Shares held	% of total shares
United Kingdom Register			
By category of shareholder			
Individuals	26,470	15,619,337	9.78
Banks, nominees and other corporate bodies	2,472	137,696,472	86.21
	28,942	153,315,809	95.99
South African Branch Register			
By category of shareholder			
Individuals	1,249	351,824	0.22
Banks, nominees and other corporate bodies	153	6,059,737	3.79
	1,402	6,411,561	4.01
Both Registers			
By size of holding			
1 – 500	20,489	3,563,208	2.23
501 – 1,000	4,832	3,403,482	2.13
1,001 – 5,000	4,054	7,829,642	4.90
5,001 – 20,000	579	5,381,843	3.37
20,001 – 50,000	149	5,175,071	3.24
50,001 – 100,000	85	6,327,521	3.96
100,001 – 200,000	58	8,422,916	5.27
200,001 – and over	98	119,623,687	74.90
	30,344	159,727,370	100.00

Lonmin Plc corporate information

Dividend payment by BACS

The Company can pay United Kingdom registered shareholders' dividends direct to a bank or building society account using the Bankers' Automated Clearing Service (BACS). This means that dividends will normally be in shareholders' accounts on the same day as the payment is made. The tax vouchers will be posted to shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact Lloyds TSB Registrars.

Taxation of dividends

Some important changes have been made to the tax treatment of UK dividends payable on and after 6 April 1999. These changes applied to the final and interim dividends for the year ended 30 September 1998 which were both paid on 6 April 1999 and to the interim dividend for the year ended 30 September 1999 paid on 1 October 1999.

As a result of these changes:

- The tax credit (ie the tax deemed to have been paid) on your dividends is reduced from 20 per cent to 10 per cent.
- Dividends are still treated as though they had been paid after deduction of income tax at the lower rate.
- If you are a lower or basic rate taxpayer you will have no further tax to pay.
- If you are a higher rate taxpayer you will be taxed at a special rate of 32.5 per cent of the gross dividend (ie the amount of dividend paid plus the tax credit) and you will have to pay an extra 22.5 per cent.
- If you are a non-taxpayer you are no longer able to reclaim the tax credit (unless your shares are held within a Personal Equity Plan or Individual Savings Account, or by a Charity).
- If you are a non-UK shareholder you will no longer be entitled to repayment of the tax credit.
- All "Tax Credit at Source Schemes" for non-UK shareholders administered by the Inland Revenue's Financial Intermediaries and Claims Office (FICO) have been withdrawn.

The Company is not allowed to provide tax advice. If you are uncertain about the effect of these changes on your own tax arrangements you should contact an Independent Financial Adviser or your tax office. Non-UK shareholders should contact FICO on telephone number +44 115 974 2000 or fascimile +44 115 974 1992.

Capital gains tax

For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.498 per cent for Lonmin Plc and 19.502 per cent for Lonrho Africa Plc.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.915 pence (as adjusted for subsequent capitalisation issues), and 155.66 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.303 pence as adjusted for the demerger of Lonrho Africa Plc on 7 May 1998.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Eligible shareholders on the registers on 10 March 2000, being the record date for the recommended final dividend, may participate in the plan in respect of that dividend provided their application forms are received by 23 March 2000. Copies of the DRIP brochure and application form were sent to eligible shareholders on the registers by 6 August 1999 and are being sent to those who are newly entered on the registers between then and 10 March 2000. Further copies are available from the Registrars.

Lonmin Corporate Individual Savings Accounts (ISAs)

With effect from 6 April 1999, it has not been possible to subscribe to a Personal Equity Plan (PEP), but the Government has introduced ISAs, returns from which are also completely free of UK tax. Carr Sheppards Crosthwaite, the Plan Manager of the Lonmin Corporate PEPs, is offering the Lonmin Corporate Stocks & Shares ISA for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum of £5,000 annually (£7,000 in 1999/2000) in cash, by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the Securities and Futures Authority and is a member of the London Stock Exchange.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

ShareGIFT

The Company supports the ShareGIFT service of the Orr Mackintosh Foundation, a registered charity formed to receive gifts of small shareholdings, the value of which might exceed normal dealing costs. ShareGIFT sells shares donated to it and distributes the proceeds to a range of UK charities. Shareholders who would like to donate shares in this way can contact Lloyds TSB Registrars or, for further information, the Orr Mackintosh Foundation (ShareGIFT), 24 Grosvenor Gardens, London, SW1W 0DH (telephone 020 7761 4501).

Glossary of terms

By-product metals	Ruthenium, iridium, gold, nickel and copper.
Casualty rate	The number of fatal and reportable accident cases expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
Centare	One square metre.
Competent person	A professionally qualified person who is a member of good standing of an appropriate professional association or body having at least five years relevant professional experience in the estimation, assessment and evaluation of the type of mineral reserves being exploited by the Company.
Convertor matte	The product from the smelter containing noble and base metals, emanating from furnace through converter operations.
Cost per refined ounce of	Calculated as on-mine and refining costs less the revenue earned from all other metals divided by refined production of platinum. This statistic is for benchmarking purposes only and is not the true cost to the Company of a refined ounce of platinum.
EMPR	Environmental Management Programme.
Fatality rate	The number of fatal accident victims expressed as a rate per 1,000 per annum of the average number of underground, surface or total employees at work.
kg	One kilogram, being 31.10349 troy ounces.
Measured mineral resource	That portion of a mineral resource for which tonnage or volume is calculated from dimensions revealed in outcrops, pits, trenches, drill-holes or mine workings, supported where appropriate by other exploration techniques. The physical character, size, shape, quality and mineral contents are established with a high degree of certainty.
Merensky Reef (MRK)	Platiniferous pyroxenite layer.
Noble metals	Platinum group metals and gold.
On-mine costs	Those process costs incurred in the production of realisable metals.
OPMs	Other precious metals: rhodium, ruthenium and iridium.
Ounce/Tr.oz/oz	A troy ounce, being 32.15072 grams.
PGMs	Platinum group metals: platinum, palladium, rhodium, ruthenium and iridium.
Probable mineral reserve	Portion of measured and/or indicated resource, as defined, on which sufficient technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of determination and under specified economic conditions.
Proven mineral reserve	Portion of measured mineral resource, as defined, on which detailed technical and economic studies have been carried out to demonstrate that it can justify extraction at the time of the determination and under specified economic conditions.
Tonne	Metric ton, being 1,000 kilograms.
UG2 reef	Upper Group 2 platiniferous chromitite layer.

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LONMIN

LONMIN Plc
4 Grosvenor Place
London SW1X 7YL